UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Amendment No. 2

(Mark One)

X	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

¨	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

¨	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

PREDICTMEDIX INC.

(Exact Name of the Registrant as Specified in its Charter)

77 King Street W.

Suite 3000

Toronto, ON M5K 1G8

Canada

(Address of Principal Executive Offices and Zip Code)

(647) 889-6916

(Registrant's Telephone Number, Including Area Code)

Title of Each Class __________________________ Common	Trading Symbol _________________________ PMED:CSE PMEDF	Names of Each Exchange on Which Registered ___________________________ Canadian Securities Exchange OTCQB

Securities to be registered pursuant to Section 12(g) of the Act:  Common shares with no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement: 101,717,973 common shares as of January 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☐  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes    ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X] Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☐  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

If "Other" has been checked in response to the previous question, indicate by check mark which ﬁnancial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as deﬁned in Rule 12b-2 of the Exchange Act).

☐ Yes          ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has ﬁled all documents and reports required to be ﬁled by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan conﬁrmed by a court.

☐ Yes  ☐ No

EXPLANATORY NOTE

Predictmedix Inc. (the "Company" or the "Issuer") was incorporated in the Province of British Columbia and is a reporting issuer in the Canadian Provinces of British Columbia Alberta and Ontario.  Shares of the Company's no par value common stock (referred to herein as "Common Shares" or "common shares") are listed for trading on the Canadian Securities Exchange in Canada, under the symbol "PMED:CSE".  The common shares are also quoted on the OTCQB® under the symbol "PMEDF."  The Company's head office is located at 77 King Street W, Suite 3000, Toronto, Ontario M5K 1G8, Canada.

In this Registration Statement on Form 20-F (this "Registration Statement" or this "Form 20-F), all references to "PredictMedix," "Predictmedix," the "Company," "our," "us" or "we" refer to Predictmedix Inc. and its subsidiaries, unless the context clearly requires otherwise.

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

FORWARD-LOOKING STATEMENTS

This registration statement on Form 20-F contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our Management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Any investment in our common shares involves a high degree of risk. You should carefully consider the information contained in this registration statement before you decide to invest in our common shares.  In particular, each of the Risk Factors described in "Item 3.D - Risk Factors" herein may materially and adversely affect our business objectives, plan of operation and financial condition.  These risks may cause the market price of our common shares to decline, which may cause you to lose all or a part of the money you invested in our common shares.  These risks include factors we cannot control, including:

• raising future equity capital to support our operations,

• obtaining the patent protection we have applied for,

• market acceptance and demand for our products,

• retaining our key personnel, and

• the impact on the world economy of coronavirus ("COVID-19").

Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this registration statement should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled "Item 3.D - Risk Factors" and elsewhere in this registration statement. These forward-looking statements apply only as of the date of this registration statement.  We assume no duty and do not undertake to update the forward-looking statements.

PRELIMINARY STATEMENT

The Company's business is focused on developing artificial intelligence ("AI") powered technologies for general workplace health and safety, and for the health care industry. In particular, the Company has developed A technology for the identification and detection of infectious disease symptoms (including COVID-19), sometimes referred to in this Registration Statement as our Infectious Disease Symptom Screening Solutions ("IDSS") and marketed in North America under the name "Safe Entry System."  In addition, the Company is developing AI powered products that address (1) detection of alcohol and/or cannabis impairment in individuals; (2) mental illness screening; and (3) remote patient monitoring and treatment plans, sometimes referred to herein as the Mobile Wellbeing product. The following is a description of our primary product, the IDSS, and the products under development.

Disease Symptom Screening Solutions ("IDSS")

Our primary product that is being marketed and sold currently.  All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") is the constructor and selling agent for the Company's Safe Entry Systems in North America.  An initial license fee is received by the Company from customers when a Safe Entry System is sold or leased by Juiceworks.  The Company then will receive a recurring monthly licensing fee from customers.  A formal agreement with Juiceworks covering exclusive fabrication rights and non-exclusive selling rights is under discussion but has not been completed as of the date of this registration statement.  Outside of North America, the Company intends to market and sell the Safe Entry System directly, however, the Company may enter into arrangements with third parties similar to the arrangement with Juiceworks to cover other territories.

As a screening system, our IDSS does not render conclusive diagnoses, nor can it identify asymptomatic cases.  Rather, it can (and should) be used to identify persons who are more likely to test positive for certain infectious diseases and refer such persons to undergo a more definitive test, such as a rapid COVID test.  Our IDSS marketing targets potential customers who may have to rapidly screen large numbers of people where it is not practical to diagnostically test all of them.  Such a situation arises in many public events.  In a place where large numbers of people are to be admitted to a common area, the IDSS could be used to identify individuals who are more likely to test positive and yield a smaller pool of individuals who could then undergo a rapid diagnostic test prior to admission.

Our IDSS screening stations will be networked and will collect data on an entirely anonymous basis that will enhance the performance of our IDSS screening stations everywhere.  Our AI technology incorporates machine learning techniques that enables the system to improve accuracy as additional data is available.

Products Under Development
Impairment Detection Screening

Our Impairment Detection Screening scanner is under development and is not being marketed or sold currently.  The product incorporates the Company's proprietary AI technology and is being developed to detect cannabis and/or alcohol drug impairment in individuals.  The product will be developed as a screening station that is capable of making a recommendation as to whether individuals passing through the screening station should undergo additional definitive testing.

Mental Health Screening

Our Mental Health Screening station is under development and is not being marketed or sold currently.  The product will incorporate the Company's proprietary AI technology to detect behavioral and physiological indicators of mental illness such as depression, autism, ADHD and dementia.  As a step in the screening process, persons would be asked to read a script while undergoing the scan that detects vocal qualities, vocal cadence and physiological factors such as blood flow in the face.  The intended use for this product will be to screen for indicators of mental disorders and make recommendations as to whether individuals passing through the screening station should undergo additional evaluation.  In this way, the system could be used as a triage tool at mental health centers, police stations or any setting where a preliminary mental health assessment is required, and mental health professionals are not readily available to perform an assessment or are over-taxed by an inflow of possible cases.  This technology represents an ambitious application of the Company's AI technology and is in a developmental stage.  A prototype is not expected prior to the second half of 2022 and may not be ready for public demonstration prior to 2023.

Remote patient monitoring and treatment plans application, sometimes referred to herein as the Mobile Wellbeing product (the "Mobile Wellbeing App"

This product was substantially developed by Mobile Wellbeing, a company that we acquired in July of 2020.  The product is a telemedicine remote patient monitoring platform.  We are currently adding modules to this platform that will enable us to use a patient's history and real time medical data, such as blood pressure or blood glucose level, to provide patients and their medical professionals with treatment plans for chronic disease management and in some cases lifesaving advance notice of when a patient should go to a hospital.  This product also is under development and is not being marketed or sold by the Company currently.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management.

For the names, business addresses and functions of our directors and senior management, see "Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management" and "Item 6. Directors, Senior Management and Employees - C. Board Practices."

B. Advisers.

We employ Harbourside CPA LLP (formerly named Buckley Dodds LLP) as our auditors in Canada.  We employ Fogler, Rubinoff LLP as our legal counsel in Canada.

C. Auditors.

Our auditors for the fiscal years ended January 31, 2020 and January 31, 2021 were Harbourside CPA LLP (formerly named Buckley Dodds LLP), Vancouver, British Columbia, Canada.

Item 2. Oﬀer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected ﬁnancial data.

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended January 31, 2020 and 2021 and the six months ended July 31, 2021, and the selected consolidated balance sheets data as of January 31, 2020, January 31, 2021 and July 31, 2021 have been derived from our audited consolidated financial statements and our interim consolidated financial statements, which are included in this report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The Company was part of a three-way amalgamation that closed in September, 2019 (See Item 4.A - "History and Development of the Company").  Our financial information for the year ended January 31, 2020 represents the first meaningful financial reporting for the Company as currently constituted.  The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our audited consolidated financial statements are prepared and presented in accordance with International Reporting Standards issued by the International Accounting Standards Board ("IFRS").

	Six months ended July 31, 2021 $	Year ended January 31, 2021 $	Year ended January 31, 2020 $
Revenue	49,640	-	-
Total operating expenses	(846,412)	(1,930,829)	(782,829)
Income (loss) from discontinued operations	-	346,296	(37,992)
Loss from acquisition of subsidiary	-	-	(1,490,071)
Net loss and comprehensive loss	(796,772)	(1,584,533)	(2,310,892)
Loss per common share - basic and diluted	(0.007)	(0.016)	(0.024)
Weighted average number of common shares outstanding	106,998,405	101,195,130	97,820,135

The chart below presents the summary financial information of the Company:

	As at July 31, 2021 $	As at January 31, 2021 $	As at January 31, 2020 $
Current assets	1568,851	747,445	1,634,379
Non-current assets	442,379	256,198	32,383
Total assets	2,011,230	1,003,643	1,666,762
Current liabilities	136,433	135,354	79,838
Total long-term liabilities	-	-	3,268
Shareholders' equity	1,874,797	868,289	1,583,656
Cash dividends per common share	-	-	-

Exchange Rate

References to "dollars" or "$" in this Form 20-F are to Canadian dollars, unless otherwise specified.

B. Capitalization and indebtedness.

The table below sets forth our total indebtedness and shows the capitalization of the Company as of January 31, 2021. You should read this table in conjunction with our audited and unaudited financial statements, together with the accompanying notes there to.

Total indebtedness Equity	As of July 31, 2021 $	As of January 31, 2021 $
Share Capital	5,556,588	4,031,650
Reserves	1,247,992	969,650
Deficit	(4,929,783)	(4,133,011)
Total Equity	1,874,797	868,289
Total Capitalization	1,874,797	868,289

C. Reasons for the oﬀer and use of proceeds.

Not Applicable

D. Risk Factors

In addition to the other information contained in this Form 20-F, investors should give careful consideration to the following factors, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this registration statement.  If any of the following events described as risks or uncertainties actually occurs, the business, prospects, financial condition and operating results of the Company may suffer a material adverse effect.  In that event, the market price of the Company's Common Shares could decline and investors could lose all or part of their investment.  Additional risks and uncertainties presently unknown, or that are not believed to be material at this time, may, if realized, also impair or have a material adverse effect on the Company's operations.  In addition to the risks described elsewhere and the other information contained in herein, prospective investors should carefully consider each of, and the cumulative effect of, all of the following risk factors. There is no assurance that risk management steps taken by the Company will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

General Venture Company Risks

The common shares must be considered highly speculative due to the nature of the Company's business, the early stage of its deployment, its current financial position and ongoing requirements for capital.  An investment in the common shares should only be considered by those persons who can afford a total loss of investment and is not suited to those investors who may need to dispose of their investment in a timely fashion.  Investors should consult with their own professional advisors to assess the legal, financial and other aspects of an investment in common shares.

Uncertainty of Revenue Growth

For the twelve-month periods ended January 31, 2021 and 2020, the Company did not generate any revenue from operations.  There can be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained.  Revenue growth that the Company may achieve, may not be indicative of future operating results. In addition, the Company may increase further its operating expenses in order to fund increases in its sales and marketing efforts and the Company may increase its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

Marketing, Sales and Fabrication is Undertaken by a Third Party

All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") is the constructor and selling agent for the Company's Safe Entry Systems in North America.  When a Safe Entry System is purchased by a customer, Juiceworks assembles the system at its own plant in Canada and ships it for installation.  Juiceworks is authorized to market and sell the Safe Entry Stations in North America.  Juiceworks receives all of the profit from those sales.  The Company receives an ongoing licensing fee for the installation and use of its proprietary artificial intelligence ("AI") software in each Safe Entry Station that is sold.  The Company does not have a formal agreement with Juiceworks and has implemented the foregoing relationship pursuant to an informal and largely oral understanding.  While the Company intends to enter into a formal agreement with Juiceworks, it is possible that when this process is undertaken that discussions will break down or that Juiceworks requires terms or conditions that are not acceptable to the Company.  If this happens, the Company will seek an alternative third party to undertake the functions currently being handled by Juiceworks.

The Company is looking to establish similar relationships with third parties in other parts of the world, including India.  As a result, the Company's revenues will depend substantially on the efforts of others. These efforts may not be successful. The Company's most likely recourse would be to terminate marketing and sales efforts that are not successful.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

 We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example: we are not required to provide the same level of disclosure on certain issues, such as executive compensation; we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction; for interim reports we may comply with our home country requirements which are less rigorous than the rules applicable to domestic issuers; and we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act. Our shareholders may not have access to certain information they may deem important and are accustomed to receive from U.S. reporting companies."

We are exposed to cybersecurity incidents resulting from deliberate attacks or unintentional events.

 Cybersecurity incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

 A cyber incident that affects our business or our service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

Rapid Technological Development

The markets for the Company's AI-based products and services are characterized by rapidly changing technology and evolving industry standards, which could result in product obsolescence or short product life cycles.  Accordingly, the Company's success is dependent upon the performance of its products in the field, its ability to anticipate technological changes in the industries it serves and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements. There can be no assurance that the Company will successfully develop new products or enhance and improve its existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over the Company's products or which render the products currently sold by the Company obsolete or less marketable.

Our Development Stage Products are Substantially Untested

 Without substantial testing in the field by third parties operating our products, we cannot speak definitively as to how well our products work or if they work at all.  Our IDSS technology has been tested in the field.  Our development-stage products have not been well tested.  There is no assurance that our products will be viewed by the market as being sufficiently for their intended purpose.

Risks Associated with Juiceworks and the Business Model Being implemented by the Company

Our primary product, the IDSS, is fabricated, marketed and sold in North America by All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks").  With each sale or lease to a customer, an initial license fee is received by the Company.  The Company then will receive a recurring monthly licensing fee from customers.  Juiceworks receives the revenue from the sale or lease of the Safe Entry System.  A formal agreement with Juiceworks covering exclusive fabrication rights and non-exclusive selling rights is under discussion but has not been entered into.  Outside of North America, the Company intends to market and sell the Safe Entry System directly, however, the Company may enter into arrangements with third parties similar to the arrangement with Juiceworks to cover other territories.  The current arrangement that the Company has with Juiceworks will be the model for the alcohol/cannabis Impairment Screening stations and the Mental Health screening stations when they are ready to be introduced to the market.  The Company believes this model enables the Company to avoid substantial capital investment in a fabrication plant and the operating overhead associated with having an in-house manufacturing, sales and marketing department.  However, this arrangement also exposes the Company to certain risks that could be material, including:

  Juiceworks or other companies fulfilling the same role as Juiceworks do not, or cannot, perform as expected;
  Juiceworks or other companies fulfilling the same role as Juiceworks fail to add fabrication, marketing and sales capacity as demand increases, thereby stymieing growth and frustrating customers;
  Juiceworks or other companies fulfilling the same role as Juiceworks breach their agreements which, currently, are not formal and would be difficult to enforce; and
  Juiceworks or other companies fulfilling the same role as Juiceworks compete with the Company using customer lists and contacts developed while marketing and selling the Company's products.

In the event that any of the forgoing breaches or setbacks occur, the Company's business could be materially adversely affected.

Qualified Audit Opinion

Harbourside CPA, LLP, our independent auditor for the fiscal year ended January 31, 2021, has included in its Report and in the footnotes to the financial statements of the Company for the year ended January 31, 2021 (Footnote 2) a statement entitled, "Going Concern Assumption."  The footnote is as follows:

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At January 31, 2021, the Company had cash of $480,051, working capital of $612,091 and an accumulated deficit of $4,133,011. The continuing operations of the Company are dependent on funding provided by equity investors.  The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Following the issuance of our January 31, 2021 year-end financial statements which included the above note, on March 5, 2021, the Company closed a non-brokered private placement for gross proceeds of Cdn$1,090,085, thereby increasing the amount of cash available for funding the Company's operations. A total of 3,114,529 units were issued at a price of Cdn$0.35 each. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share at an exercise price of Cdn$0.50 per share for a period of two years.

Conflicts of Interest

Dr. Kushwah (Chief Operating Officer), Mr. Malhotra (Chief Financial Officer) and Mr. Kales (Chairman of the Board) are each officers of other companies, the principle one being Deepspatial Inc. (("Deepspatial").  Deepspatial is a development-stage company that will offer AI-driven geodemographic customer profiling tools for businesses looking to enter or locate in new foreign markets.  Neither Dr. Kushwah not Mr. Kales will devote their full business time and energy to the Company.  Rather, they expect to roughly split their time between the Company and Deepspatial.  It is possible that conflicts for their time and attention will arise and that they may not be able to allocate sufficient time to the business of the Company during periods when Deepspatial is also very active.  In addition. Mr. Malhotra is an officer of five other companies.  He expects to allocate approximately twenty percent of his business time to the Company.  Each of these officers is prepared to be flexible in focusing their attention where it is needed by their respective business commitments.

Any decisions made by Mr. Kushwah or Mr. Kales as directors of the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company. Such directors may declare, and refrain from voting on, any matters in which such directors may have a conflict of interest. For more information regarding the outside activities of our officers, please see Item 6.A "Directors and Senior Management" below.

Impairment Screening Business

We are aware of two potential competitors for our Impairment Screening station (which is in development).  They are Cannabix Technologies Inc. and Hound Labs, Inc., both of which are developing, or have developed, breathalyzer devices that detect tetrahydrocannabinol (commonly known as "THC") in the breath.  The Company does not believe that these products compete directly with the Company's Impairment Screening stations that can be used to rapidly screen large numbers of people,  However, the Company may experience additional competition from competitors who may develop and introduce new products, services or enhancements that better meet the needs of end-users or changing industry standards, or achieve greater market acceptance due to pricing, sales channels, or other factors.

We may face competition with respect to all of our products.

 Our artificial intelligence ("AI") based technologies may face competition from other companies that are developing their own AI based products and that may have superior technology, a larger base of data that can be used to "train" their AI technology or may have greater funding for research and development.t.  As a result of competition, our product and service offerings may not be successful, we may fail to gain or may lose business, and we may be required to increase our spending or lower prices, any of which could materially negatively affect our sales and potential profits.

Our technology is not a diagnostic tool, but rather a Screening Tool.

Our IDDS product is a screening system and not a diagnostic tool. The technology uses data gathered from a configuration of multispectral cameras and sensors to identify symptoms that are associated with certain infectious diseases, including COVID-19.  As a screening system, our IDSS does not render conclusive diagnoses.  Rather, it can (and should) be used to identify persons who are more likely to test positive for certain infectious diseases and refer such persons to undergo a more definitive test, such as a COVID test.  Our IDSS marketing targets potential customers who may have to rapidly screen large numbers of people where it is not practical to diagnostically test all of them.  Such a situation arises in many public events.  The IDDS could be used to identify individuals who are more likely to test positive and yield a smaller pool of individuals who could then undergo a rapid diagnostic test prior to admission.

Our technology cannot screen for asymptomatic COVID-19.

Persons who have been infected with COVID but manifest no symptoms are sometimes referred to as "asymptomatic."  Asymptomatic screening for COVID-19 is beyond the scope of our technology.  Our IDSS is unlikely to identify a COVID infection in an asymptomatic person.  This aspect  may adversely affect our ability to market and sell our IDSS product.

Intellectual Property

The Company's ability to compete effectively will depend, in part, on its ability to maintain the proprietary nature of its technology.  Individuals affiliated with the Company have made applications for patent protection and assigned their patent rights to the Company as further described in Item 4.B "Business Overview." In addition, the Company has adopted procedures to protect its intellectual property and maintain secrecy of its confidential business information and trade secrets. However, there can be no assurance that our patents will be granted or that such confidentiality procedures will afford complete protection for such intellectual property, confidential business information and trade secrets. There can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

To protect the Company's intellectual property, it may become involved in litigation, which could result in substantial expenses, divert the attention of its management, cause significant delays and materially disrupt the conduct of its business.

We rely on patent assignments that could be breached and may be difficult to enforce.

 Although we believe that we take reasonable steps to protect our intellectual property, these agreements can be difficult and costly to enforce.  It is possible that current officers of the Company may unintentionally or willfully disclose our confidential information to competitors or seek to breach their patent assignments in the event that a conflict arose between the Company and such officers.  Enforcing a claim that a third-party illegally obtained proprietary technology is expensive, time consuming and unpredictable.

Regulatory Approvals.

 At this time we do not believe our products are subject to regulatory approvals in the United States, Canada or the other countries in which we operate as our technology is a screening technology and not a diagnostic technology. Should we be required to obtain approvals from the US Food and Drug Administration or other comparable regulators, we could be forced to spend significant time and money, and there are no assurances that such approval would be obtained. If such regulatory approval is not obtained, the Company could be forced to discontinue operations in one or more jurisdictions.

As an emerging growth company, we have elected to follow scaled disclosure requirements. As such, our financial statements may not be as extensive as other issuers.

We qualify as an emerging growth company as defined under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Accordingly, we are eligible to comply with reduced disclosure requirements applicable to emerging growth companies for up to five years or such earlier time that we would no longer be an emerging growth company. We would cease to be an emerging growth company if we had USD$1.07 billion in annual gross revenues or more, more than USD$700 million in market value of the common shares held by non-affiliates, or issue more than USD$1.0 billion of non-convertible debt over a three-year period. These reduced disclosure requirements and exemptions include: the ability (i) to include only two years of audited financial statements and the corresponding Management's Discussion and Analysis; (ii) in the event that that we were to cease to qualify as a foreign private issuer, we would have reduced disclosure regarding executive compensation; compared to other reporting companies and (iii) to defer complying with certain changes in accounting standards.  As a result, our financial statements may not be comparable to those of other issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

 We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example: we are not required to provide the same level of disclosure on certain issues, such as executive compensation; we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction; for interim reports we may comply with our home country requirements which are less rigorous than the rules applicable to domestic issuers; and we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act. Our shareholders may not have access to certain information they may deem important and are accustomed to receiving from U.S. reporting companies.

GENERAL RISK FACTORS

Limited Operating History

The Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to many risks common to venture enterprises, however, the relative novelty of its products and technology means that there is a lack of industry history upon which to evaluate the Company's prospects. There is no assurance that the Company will be successful in achieving a return on shareholders' investment or meeting other metrics of success.

Dividends

To date, the Company has not paid any dividends on its outstanding securities and the Company does not expect to do so in the foreseeable future. Any decision to pay dividends on the Company's Common Shares will be made by the Board of Directors.

Management Dependence on Key Personnel, Contractors and Service Providers

Shareholders of our Company rely on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company will be dependent on a relatively small number of key persons, the loss of any one of whom could have an adverse effect on the Company.  Only two of our employees have contracts with the Company for providing services.  For more information, see Item 6.B Directors, Senior Management and Employees-Compensation."

Value of Our Common Shares

The value of the Company's common shares could be subject to significant fluctuations in response to variations in operating results, the granting or denial of our patent applications, the success of the Company's business strategy, competition or the advent of regulations which may affect the business of the Company and other factors.

Impact of Covid-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specially identified as "COVID-19" has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.  It is possible that global supply chain disruptions may impact our ability to source components of our IDDS product or other products under development.

Restrictions on the Reliance of Rule 144 by Shell Companies or Former Shell Companies

We have not registered the re-sale of any of our shares under the Securities Act of 1933, as amended (the "Securities Act").  Historically, the SEC staff has taken the position that Rule 144 under the Securities Act is not available as a safe harbor for the resale of securities initially issued by companies that are or previously were, shell or blank check companies. While we do not believe that the Company is currently a shell company, it may be considered a shell company prior to our having effected a three-way amalgamation in September, 2019 (See Item 4.A - "History and Development of the Company").  As a result, shareholders may not be able to rely on rely on Rule 144 for purposes of re-selling their shares until a period of at least twelve months has elapsed from the date on which this Registration Statement on Form 20-F was filed with the SEC.  Until Rule 144 is available, our status as a former "shell company" could interfere with our raising additional funds, engaging consultants, and/or using our securities to fund acquisitions without registering the shares we issue under the securities Act of 1933.

Our stockholders are subject to dilution upon the occurrence of certain events which could result in a decrease in our stock price.

As of January 31, 2021, we had approximately 10,643,000 shares of our common stock reserved or designated for future issuance upon the exercise of outstanding options and warrants.  Future issuances of options, warrants or sales of substantial amounts of our common stock into the public market and the issuance of the shares reserved for future issuance in exchange for outstanding options and warrants will be dilutive to our existing stockholders and could result in a decrease in our stock price.

Item 4. Information on the Company

A. History and Development of the Company.

Name, Address, and Incorporation

The Company was incorporated in the Province of British Columbia on September 3, 1987 under the British Columbia Business Corporations Act (the "BCBCA") under the name "Riviera Explorations Ltd." In 1993, the Company changed its name from Riviera Explorations Ltd. to "Kentucky Oil &Gas Inc."  In 1994 the Company changed its name from Kentucky Oil &Gas Inc. to "Integrated Card Technologies Inc."  In 1997, the Company changed its name from Integrated Card Technologies Inc. to "Rizona Ventures Ltd."  As of August 31, 1998, the Company changed its name from Rizona Ventures Ltd. to "Admiral Bay Resources Inc." ("Admiral").

Effective as of September 23, 2019, Admiral was part of a three-way amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of such three-way amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd.  Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders.  As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.  In addition, 500,000 Admiral shares were set aside to be issued to members of Cultivar Holdings Ltd. management team upon the final approval of Jamaica's Cannabis Licensing Authority for a license involved in the cultivation, processing, retail and transportation of cannabis.  Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. On April 9, 2020, the Company announced that it had changed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc."

The Company's head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, M5K 1GB. The Company's Common Shares are listed for trading on the Canadian Securities Exchange (the "CSE") under the trading symbol "PMED" as well as on the OTCQB under "PMEDF."

Preceding Business

In 2018, the Company held a 49% interest in Cultivar JA Limited ("Cultivar JA"), a Jamaican company whose objective was to grow high quality cannabis in Jamaica.  Also in 2018, the Company held 100% of an Ontario company that was organized to develop a CBD product portfolio as well as an artificial intelligence powered technology to detect cannabis impairment.  In March of 2020, the Company sold its interest in Cultivar JA and terminated all operations in the cannabis sector.  As a result, the Company is focused on its current business of artificial intelligence powered technology to detect disease and impairment.  In recognition of the Company's business focus, on April 9, 2020, the Company changed its name to "Predictmedix Inc."

B. Business Overview.

The Company's business is focused on developing artificial intelligence ("AI") powered technologies for general workplace health and safety, and for the health care industry. In particular, the Company has developed a technology for the identification and detection of infectious disease symptoms (including COVID-19), sometimes referred to in this Registration Statement as our Infectious Disease Symptom Screening Solutions ("IDSS") and marketed in North America under the name "Safe Entry System."  In addition, the Company is developing AI powered products that address (1) detection of alcohol and/or cannabis impairment in individuals; (2) mental illness screening; and (3) remote patient monitoring and treatment plans, sometimes referred to herein as the Mobile Wellbeing product. The following is a description of our primary product, the IDSS, and the products under development.

Disease Symptom Screening Solutions ("IDSS")

Our primary product that is being marketed and sold currently.  All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") is the constructor and selling agent for the Company's Safe Entry Systems in North America.  An initial license fee is received by the Company from customers when a Safe Entry System is sold or leased by Juiceworks.  The Company then will receive a recurring monthly licensing fee from customers.  A formal agreement with Juiceworks covering exclusive fabrication rights and non-exclusive selling rights is under discussion but has not been completed as of the date of this registration statement.  Outside of North America, the Company intends to market and sell the Safe Entry System directly, however, the Company may enter into arrangements with third parties similar to the arrangement with Juiceworks to cover other territories.

As a screening system, our IDSS does not render conclusive diagnoses, nor can it identify asymptomatic cases.  Rather, it can (and should) be used to identify persons who are more likely to test positive for certain infectious diseases and refer such persons to undergo a more definitive test, such as a rapid COVID test.  Our IDSS marketing targets potential customers who may have to rapidly screen large numbers of people where it is not practical to diagnostically test all of them.  Such a situation arises in many public events.  In a place where large numbers of people are to be admitted to a common area, the IDSS could be used to identify individuals who are more likely to test positive and yield a smaller pool of individuals who could then undergo a rapid diagnostic test prior to admission.

Our IDSS screening stations will be networked and will collect data on an entirely anonymous basis that will enhance the performance of our IDSS screening stations everywhere.  Our AI technology incorporates machine learning techniques that enables the system to improve accuracy as additional data is available.

Products Under Development
Impairment Detection Screening

Our Impairment Detection Screening scanner is under development and is not being marketed or sold currently.  The product incorporates the Company's proprietary AI technology and is being developed to detect cannabis and/or alcohol drug impairment in individuals.  The product will be developed as a screening station that is capable of making a recommendation as to whether individuals passing through the screening station should undergo additional definitive testing.

Mental Health Screening

Our Mental Health Screening station is under development and is not being marketed or sold currently.  The product will incorporate the Company's proprietary AI technology to detect behavioral and physiological indicators of mental illness such as depression, autism, ADHD and dementia.  As a step in the screening process, persons would be asked to read a script while undergoing the scan that detects vocal qualities, vocal cadence and physiological factors such as blood flow in the face.  The intended use for this product will be to screen for indicators of mental disorders and make recommendations as to whether individuals passing through the screening station should undergo additional evaluation.  In this way, the system could be used as a triage tool at mental health centers, police stations or any setting where a preliminary mental health assessment is required, and mental health professionals are not readily available to perform an assessment or are over-taxed by an inflow of possible cases.  This technology represents an ambitious application of the Company's AI technology and is in a developmental stage.  A prototype is not expected prior to the second half of 2022 and may not be ready for public demonstration prior to 2023.

Remote patient monitoring and treatment plans application, sometimes referred to herein as the Mobile Wellbeing product (the "Mobile Wellbeing App"

This product was substantially developed by Mobile Wellbeing, a company that we acquired in July of 2020.  The product is a telemedicine remote patient monitoring platform.  We are currently adding modules to this platform that will enable us to use a patient's history and real time medical data, such as blood pressure or blood glucose level, to provide patients and their medical professionals with treatment plans for chronic disease management and in some cases lifesaving advance notice of when a patient should go to a hospital.  This product also is under development and is not being marketed or sold by the Company currently.

All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") is the constructor and selling agent for the Company's Safe Entry Systems in North America.  When a Safe Entry System is purchased by a customer, Juiceworks assembles the system at their own plant and ships it for installation.  As part of the installation process for each Safe Entry System, the Company remotely install its proprietary software in the Safe Entry System.  The Company is able to tailor each such software installation to meet the individual requirements of a customer.  An initial license fee is received by the Company from customers when a Safe Entry System is sold or leased by Juiceworks.  The Company then will receive a recurring monthly licensing fee from customers.  A formal agreement with Juiceworks covering exclusive fabrication rights and non-exclusive selling rights is under discussion.  Outside of North America, the Company intends to market and sell the Safe Entry System directly, however, the Company may enter into arrangements with third parties similar to the arrangement with Juiceworks to cover other territories.

Infectious Disease Screening

The Company's IDSS product is aimed at addressing respiratory illnesses with a focus on influenza and COVID-19.  Currently, screening for COVID-19 associated symptoms represents the most critical demand for the IDSS product.  The COVID-19 pandemic has turned into a threat to global security and economic stability, resulting in unprecedented job losses not seen since the great depression.  Identification and tracking of an infectious disease or an outbreak of a global pandemic is a critical element of controlling the spread of disease across geographical areas.  Furthermore, infectious diseases such as COVID-19 are likely to return in waves until there is mass vaccination or development of population level immunity. As such, there is a significant urgent need to have mass screening technologies which can identify potential COVID-19 cases without the need for human intervention and can be deployed in places where there is movement of large numbers of people. Some examples are stadiums, transit hubs, airports, malls, shopping centers, casinos, concerts, arenas and office buildings. We believe that one of the primary factors leading to the outbreak of COVID-19 virus has been the relative lack of rapid screening tools in places where the general public gathers. The lack of such tools has resulted in a failed containment effort which led to a global pandemic. While the IDSS product is focused on detecting symptoms associated with COVID-19, the Company also anticipates expanding its infectious disease screening capabilities to include screening for influenza.

Our AI powered technology utilizes multispectral imaging with a focus on visual spectral imaging along with infrared thermography to identify individuals exhibiting symptoms associated with infectious diseases. The AI technology monitors and identifies the potential presence of infectious disease symptoms such as fatigue, headache, coughing, sneezing, blood flow, sweat gland activation, metabolism, and fever along with other key biomarkers. The technology can be deployed using multispectral cameras in facilities where there is large movement of people. The data collected is brought into a central server / cloud for analysis and alerts are sent in case of a positive detection.  Privacy concerns are addressed by using dedicated servers, access control, no video data storage, and only processing being carried out by our technology. Furthermore, the summarized frames collected by our scanner lack any personal identifying information. Additionally, the information on the camera stays anonymous so we cannot map which camera it is.

The Company has developed a proprietary hardware configuration for its solution in addition to the proprietary artificial intelligence algorithms (patent pending). The end user product which consists of hardware components, assembled and networked within fabricated gateway units, includes multispectral cameras and specialized sensors with processing capabilities that seamlessly communicate to our AI model in the cloud.  Upon deployment, individuals pass through the gateway, triggering the system to activate a red or green light indicating who is exhibiting symptoms associated with infectious disease, such as COVID-19.

Functional deployment of the technology occurs in two stages. In the first stage, a technical team assembles the parts within the fabricated gateway unit and works with our engineering team to test that the product meets our standards for live deployment. In the second stage, the gateway is transported to the client location, and run through a series of tests to ensure the system is operating as intended. The Company has successfully deployed the technology at different client sites and is currently commercializing the technology with a strong emphasis on the Canadian, US and South Asian markets.

IDSS Safe Entry Stations

 Currently, the Company fabricates its IDDS product through its constructor, Juiceworks, as described above.  The "Safe Entry Stations" are constructed as they are needed to satisfy customer orders.  The Company plans to build an inventory of Safe Entry Systems to be available in North America, India and South Asia.  These plans will be implemented following completion of the Company's new "Edge Computing" configuration which will have the ability to process symptoms detected within the Safe Entry Station's general processing unit and without the need for cloud computing resources.  This upgrade is expected to increase the System's response time.  A beta version of the Edge Computing configuration is in testing.  The Company is not able to predict when a commercial version will be available.

 The hardware required for each Safe Entry System is generally available from multiple sources and does not require custom manufacturing or customization by the vendor.  Fabrication is carried out by our partner, Juiceworks Exhibits) at their facilities - pursuant to instructions from the Company.  Juiceworks Exhibits has facilities in the United States and Canada.  The hardware used in the fabrication includes the following components which are integrated to create the Safe Entry Station.

A multispectral camera

A specialized computer module

A power-over-ethernet switch

A hard drive

An LED monitor

Relay switches

A router

A wireless keyboard and mouse

The foregoing components may be changed as the System evolves.

 With respect to each installation of a Safe Entry System, the Company typically logs into the System remotely and sets up the individual software requirements and settings for the System.

 Currently, customers of the Company include Aspen Properties, which has deployed Safe Entry Systems in its Calgary and Edmonton, Canada office towers.  Flow Alkaline Spring Water has deployed units in each of their manufacturing plants in Canada and the United States.  In Nepal, a major telecommunications provider, is testing a unit for potential deployment through their national chain of mobile phone retail outlets and offices.  In India, Indian Oil Corporation Ltd., has completed a pilot program using the Safe Entry System and is requesting a proposal to deploy the system throughout their facilities.  MGM Hospital in Mumbai, India has installed a Safe Entry Station at an entranceway to their testing clinic.  Multiple units are deployed at locations such as a Juiceworks manufacturing facility in Canada and Paras Defense and Space Technologies in India.  The foregoing information is current as of the date of this registration statement and subject to change.

Cannabis and/or Alcohol Impairment

The Company has developed a technology to detect such symptoms and impairment using proprietary AI technology algorithms with a decision-making ability to identify if alcohol or cannabis drug impairment is present. We sometimes refer to this product as the "Impairment Detection Screener."  The AI algorithms use several unique data points with facial and voice recognition to identify impairment. Applications for detecting drug impairment can range from roadside impairment tests to workplace safety. We believe our patent applications cover the first utilization of AI to detect disease or impairment in this context. We will initially market our Impairment Detection Screener to law enforcement agencies and industries such as manufacturing, mining, or aviation, that have heightened concerns about disease infection or impairment in the workplace.  The deployment will occur in a similar format as the infectious disease screening solution, with the hardware component comprised of gateways using the proprietary AI software component.

Current Revenue Generating Activities and Customers

Our Impairment Detection screening station is currently in the development stage and is not available for sale. While we are exploring relationships with third parties for the construction, marketing and sale of this technology, no such relationships have been undertaken.  The Company cannot project the size or acceptance of the potential market, nor is the Company able to project when this product can be brought to market.  Among other factors, the Company may choose to extend the development period while it builds its base of data that would be available to the AI algorithms being used by the screening station.

Anticipated Timeframe & Development Costs

The Company believes that it will have a functioning prototype of the Impairment Detection screening station by the end of 2021 or early in 2022.  While we are exploring relationships with third parties for the construction, marketing and sale of this technology, no such relationships have been undertaken.  We view the advantages of this business model as allowing the Company to avoid having to incur substantial capital costs for plant and manufacturing and overhead costs for sales and marketing.  We also believe that having a third party undertake these functions will enable the Company to scale up more rapidly than it could otherwise.  However, this business model results in the Company having less control over the timing and implementation of bringing this product to market.

The remaining projected development costs for the Impairment Detection screening stations consist of: (a) a Full Stack Developer at CDN$2,200/month, (c) a Senior Data Scientist at CDN$2,500/month, (d) two Junior Data Scientists at CDN$1,200/month each, for a total projected cost of approximately CDN$50,000 to CDN$60,000 (6-7 months of development and refinement).  The foregoing persons are in India.  The Company believes that it has adequate resources to fund this development without having to raise additional capital.  The Company also will implement a testing period.

Sources and Materials

The hardware for our Impairment Detection Screening Technology will be substantially similar to the hardware used in our IDSS screeners.  We anticipate that the following components will be needed for each unit: a multispectral camera, a specialized computer module, a power-over-ethernet switch, a hard drive, an LED monitor, relay switches, a router, a wireless keyboard and a mouse. We believe that all of these components are widely commercially available and can be purchased from multiple manufacturers.  While the Company is not aware of supply chain difficulties related to these components, it is possible that the global supply chain for one or more of these components could be interrupted or slow.

Mental Health Screening

 The Company is also developing AI powered technology to assist with screening for mental health disorders such as depression, autism, ADHD and dementia.

 The Company is positioning its technology as a triage tool for mental health centers.  When people step into a clinic that specializes in treating and diagnosing mental illness, our technology could be a first step screening tool that will scan individuals to identify signs of mental illnesses.  In this way the System can aid law enforcement. mental health clinic operators and physicians in rapidly identifying persons for whom follow-on examination and diagnosis is warranted.  The broader objective for the technology is to develop and incorporate AI algorithms that can provide objective recommendations for diagnosis and treatment by analyzing video and audio data from the individuals being screened.  For example, as a step in the screening process persons would be asked to read a script while undergoing the scan.  The reading of the script should enable the system to detect vocal qualities and cadence, while other sensors detect physiological factors such as blood flow in the face.  If someone is exhibiting early signs of mental illnesses, the technology would accelerate the identification of these symptoms and the underlying and serve as a tool for treating physicians.

Current Revenue Generating Activities and Customers

Our Mental Health Screening station is currently in the development stage and does not produce any revenue. We will seek to establish a relationship with a third party for the fabrication of individual units, as they are sold, and for sales and marketing of the product, similar to the relationship the Company has with Juiceworks for its IDSS product.  While we are exploring relationships with third parties for the construction, marketing and sale of this technology, no such relationships have been undertaken.  We view the advantages of this business model as allowing the Company to avoid having to incur substantial capital costs for plant and manufacturing and overhead costs for sales and marketing.  We also believe that having a third party undertake these functions will enable the Company to scale up more rapidly than it could otherwise.  However, this business model results in the Company having less control over the timing and implementation of bringing this product to market.  Our target markets for this technology are hospitals, residential facilities, police stations and health care providers.

Anticipated Timeframe & Development Costs

The Company believes that it will have a functioning prototype of the Mental Health Screening stations by the end of 2022 or in the first half of 2023. however, the Company may choose to delay introduction of the product to the market in order to test the scanning stations in the field and further build the data underlying the AI engine.

The remaining projected development costs for the prototype software consist of: (a) a Full Stack Developer at CDN$2,200/month, (b) Senior Data Scientist - $2,500/month and (c) 2-3 Junior Data Scientists - $1,200/month for a total projected cost of CDN$140,000. The development process may take to 12-16 months.  The foregoing persons engineers are in India.  The Company believes that it has adequate resources to fund this development without having to raise additional capital.  Once a prototype is built, The Company also will implement a testing period, the duration of which is difficult to predict.  There are no marketing and sales partners identified for the Impairment Screening Technology and there is no projected time for when the Mental Health screening product may generate revenue.  The Company cannot forecast how the market will respond.

Like any true AI based technology, the system gets "trained" on data.  In the early stages of development, the data available to the system will be considerably less than the data base that is expected once the system is in more widespread use by networked scanning stations anonymously collecting data.  It may make sense for the Company to donate scanning stations to users in the field in order to build the Company's data base.  If this is done, revenue generation would be delayed.

Sources and Materials

Our Mental Health Screening devices will be modeled upon our IDSS product. We anticipate that the following components will be needed: multispectral camera, specialized computer module, power-over-ethernet switch, hard drive, LED monitor, relay switches, router and wireless keyboard and mouse. We believe that all of these components are widely commercially available and can be purchased from multiple manufacturers.  While the Company is not aware of supply chain difficulties related to these components, it is possible that the global supply chain for one or more of these components could be interrupted or slow.

Remote Patient Monitoring and Treatment

A patient can be critically ill and unable or otherwise not be in a condition to visit the hospital or a medical physician on a regular basis. Such restriction may result in the deterioration of health of the patient. For example, a patient may be bed ridden with a health condition that requires monitoring but may be reluctant to go to the hospital. In another scenario, the patient may be in critical condition and need lifesaving treatment before the patient can reach the hospital.

Our patent-pending technology utilizes the patient's history and real time medical data, such as blood pressure or blood glucose level, to provide patients and their medical professionals with treatment plans for chronic disease management and in some cases critical case lifesaving advance notice of when a patient should go to a hospital..

Further, when treating disease, whether infectious, non-infectious, heredity and/or other lifestyle diseases, we believe that it is important to motivate the patient to strictly follow the prescribed protocol by a medical expert to maintain good health.  In connection with the monitoring, our technology can provide milestones associated with good health. A patient that is compliant and meets these milestone events can be recorded as "reward events" that are converted into points that may redeemed by the patient. Similarly, our system also includes a care provider reward program as an incentive for care providers/partners.

 Remote patient monitoring platforms commonly suffer from a lack of patient compliance because it is frequently dependent on patient self-reporting. We believe that patient compliance can be improved by offering "reward points" for actively using our technology. We are working on partnering with existing rewards programs used by retailers and pharmacies such that our points can be used for the purchase of goods and services from these retailers and pharmacies. Similarly, our system includes a care provider reward program that as an incentive for care providers/partners.  These programs are in an early stage and no such reward programs are currently in place.

Development of the Mobile Wellbeing Product

As of July 2020, the date on which the Company acquired the Mobile Wellbeing product, there was a beta version of the application in existence.  Prior to introducing the product to the market, the Company will modify the beta version of the product by adding certain modules consisting of artificial intelligence / machine learning layers which will allow the system to analyze in real time any discrepancies that may show up with patient monitoring which can inadvertently be associated with an adverse reaction:  The human resources needed to add the modules include: (a) two Front End Developers, (b) three Back End Developers, (c) one Senior Data Scientist, (d) one Full Stack Developer and (e) some involvement by the Company's in-house Project Manager.  The projected time for the product to be ready for the market is six months.  The projected cost is: (a) Front End Developer - CDN$1,800/month, (b) Back End Developer - CDN$2,000/month, (c) Senior Data Scientist - CDN$2,500/month, (d) Full Stack Developer - CDN$2,200/month, for a total projected cost of CDN$85,800.  The foregoing engineers are in India.  The Company believes that it has adequate resources to fund this development without having to raise additional capital.

Uncertainty Related to Recovery Investment

Currently, the Company does not have a projected time for when the Mobile Wellbeing product will generate revenue.  However, the Company estimates that the product will be available for download and sale by the end of 2021 or in the first half of 2022 and that it should generate revenue shortly after it is made available. The Company believes it will recover its investment in this product (currently shown as an intangible asset in our financial statements for the years ended January 31, 2020 and 2021) by the start of the 2023 fiscal year.

Intellectual Property

The following patent applications have been submitted to the United States Patent and Trademark Office by individuals affiliated with the Company.  The individuals making the application have assigned all of their respective rights in the patent applications and in any patent(s) that may be issued.

Patent Application No. 16/892,369 Published on December 10, 2020

In June of 2020, principals of the Company filed Patent Application No. 16/892,369 which is related to a provisional patent application filed by sch individuals on June 7, 2019 (Provisional application No. 62/858,422).  These applications cover the Company's proprietary system and method for detecting the impairment of an individual.  The method involves operating a processor to receive at least one image associated with the individual an identify at least one feature in each image.  The method further involves operating the processor to, for each feature: generate an intensity representation for that feature, apply at least one impairment analytical model to the intensity representation to determine a respective impairment likelihood and determine a confidence level for each impairment likelihood based on characteristics associated with at least the applied impairment analytical model and that feature.  The method further involves operating the processor to define the impairment of the individual based on at least one impairment likelihood and the respective confidence level.

Patent Application No. 63012510	Artificial intelligence driven rapid testing system for infectious diseases.
Patent Application No. 63048131	System and Method to automatically recommend and adapt a treatment regime for patients.
Patent Application No. 63048152	System and Method to manage a regards program for patient treatment protocols
Patent Application No. 63058567	Utilizing healthcare providers network effect to increase compliance for better health outcomes.
Patent Application No. 63072392	System and Method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols.

In July and August of 2021, an affiliate of the Company applied for the following patents related to the Mobile Wellbeing product.

Patent Application No. 17384686	System and method to automatically recommend and adapt a treatment regime for patients; Submitted July 23, 2021 by Rajiv Muradia
Patent Application No. 17384773	System and method to manage a rewards program for patient treatment protocols; Submitted July 23, 2021 by Rajiv Muradia

Patent Application No. 17385889	Utilizing healthcare providers network effect to increase compliance for better health outcomes; Submitted July 26, 2021 by Rajiv Muradia
Provisional application that was converted to a non-provisional application:
Patent Application No. 63072392	System and method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols; Submitted August 15, 2021by Rajiv Muradia

Significant Business Developments During the Year ended January 31, 2021

Acquisition of MobileWellbeing.

In July of 2020, the Company entered into an Asset Purchase Agreement (the "MobileWellbeing Purchase Agreement") with Rajv Muradia, as seller (the "Seller"), pursuant to which the Company acquired all of the Seller's interest in MobileWellbeing, a Telemedicine Remote Patient Monitoring platform ("MobileWellbeing"). The consideration for the acquisition was a combination of cash and stock, payable as follows: upon closing of the MobileWellbeing Purchase Agreement, the Company made a $25,000 cash payment to the Seller and issued the Seller 20,000 shares of the Company's common stock, with an additional 30,000 shares issued to the Seller on the 90th day following such closing. In addition, the Mobile Wellbeing Purchase Agreement contemplates that the Seller will receive a 20% commission on net sales of the Company attributable to the MobileWellbeing Platform (which commission is capped at $500,000) and additional stock consideration up to 200,000 shares of the Company's common stock depending on whether certain milestones.

In connection with the acquisition of MobileWellbeing, on July 17, 2020 (the "Effective Date") the Company also entered into a consulting agreement with the Seller (the "Consulting Agreement") pursuant to which the Seller shall, among other things, assist the Company with commercializing the MobileWellbeing platform. Under the Consulting Agreement the Seller was granted 80,000 stock purchase options on the effective date and subject to termination provisions, 85,000 options to be granted to the Consultant on each of the first and second anniversary dates of the effective date.. Each stock option is exercisable into one (1) share of the Company's common stock, at a price equal to the then closing price of the Company's common stock on the day immediately prior to the Effective Date.

The Company plans to integrate MobileWellbeing with its Artificial Intelligence driven rapid screening system for infectious diseases, including COVID-19, and its screening modules for impairment and mental illness. Notably, we expect to turn our screening solutions into enterprise solutions with back-end patient or employee return-to-work monitoring.  Additionally, we expect that this acquisition will allow Predictmedix to enter the growing markets of telehealth and clinical trials. Further, MobileWellbeing can be used for data collection, transmission, evaluation, notification and intervention at home or through kiosks that might be especially useful in Long Term Care and Retirement Community settings.

Other Developments

 The Company is in the process of developing a network of marketing and distributions relationships throughout the world.  We are seeking relationships that would be structured along the lines of the relationship we have with Juiceworks with respect to the IDSS product.

Prior Business

Prior to March, 2020, the Company held an investment in a Cannabis company that holds a provisional cannabis cultivation license in Jamaica.  This company is Cultivar JA Limited ("Cultivar JA").  We held this interest through a wholly-owned subsidiary, Cultivar Holdings Ltd.

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA.  Pursuant to the terms of the Sale Agreement, Cultivar Holdings Ltd. sold its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to cancel 4,000,000 common shares of the Company then owned by the principals. In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.  As a result, we no longer have any interest in the cannabis industry.

For financial statement reporting purposes, the divestiture of the interest in Cultivar JA constituted a discontinued operation.  A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier, if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is represented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective as of March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company was valued at Cdn$540,000, being the fair value of the shares on the date of the sale transaction. The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss).

Segment Information

The Company is in the business of investment in technology to detect if an individual is suffering from an infectious diseases, such as COVID-19, or is under the influence of cannabis or alcohol.  In addition, the Company is developing remote treatment and monitoring solutions for the healthcare industry.  All assets are located in Canada.

Products and Services

The Company has developed a technology to detect symptoms of disease and impairment using proprietary AI technology algorithms with a decision-making ability to determine if infection or impairment is present. The AI algorithms use several unique data points with facial and voice recognition to identify impairment. Applications for detecting drug impairment can range from roadside impairment tests to workplace safety.  PredictMedix also has developed a proprietary hardware configuration for its solution in addition to the proprietary artificial intelligence algorithms (patent pending).  The end user product which consists of hardware components, assembled and networked within fabricated gateway units, includes multispectral cameras and specialized sensors with processing capabilities that seamlessly communicate to our AI model in the cloud. Upon deployment, individuals pass through the gateway, triggering the system to activate a red or green light indicating who is exhibiting symptoms associated with infectious disease, such as COVID-19.

The Company also is developing a system that uses artificial intelligence to provide a method of disease management that automatically recommends and adapts a treatment regimen. More specifically, the system and method for an automatic recommendation and treatment regime for a patient involves gathering patient data, patient inputs, and a treatment pathway controller treatment to identify time series events, apply rules for diagnosis of disease, taking an approval from a medical expert, and providing a detailed treatment plan for the patient.  The technology developed by Predictmedix provides a novel method and system for management of a reward program for patient treatment programs. More specifically, the system and method of management provides for reward points to motivate the patient to follow the treatment protocol.

With our acquisition of MobileWellbeing in July of 2020, the Company is integrating its products and services with the MobileWellbeing technology with the goal of offering a remote monitoring and interaction capability that will enable the Company to enter the growing area of telehealth and clinical trials.

Item 4A. Unresolved Staﬀ Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 18. "Financial Statements" included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward- looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under "Forward-Looking Statements" and "Risk Factors" in Item 3 "Key Information" included above in this Registration Statement on Form 20-F. All forward-looking statements included in this document are based on the information available to the Company on the date of this document and the Company assumes no obligation to update any forward-looking statements contained in this Registration Statement on Form 20-F.

Critical accounting policies

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies are summarized in Item 18. "Financial Statements-Note 2-Critical Accounting Policies."

A. Operating results

The following discussion relates to our results of operations, financial condition and capital resources. You should read this discussion in conjunction with our financial statements and the notes thereto contained elsewhere in this report.

A. Operating results.

The following disclosure is in Canadian dollars.

A. Operating results

The following discussion relates to our results of operations, financial condition and capital resources. You should read this discussion in conjunction with our financial statements and the notes thereto contained elsewhere in this report.

Overview Development of IDSS Technologies and Product Lines

 The IDSS technology is complete and is currently being marketed.

 The IDSS utilizes multispectral imaging cameras and other sensors (including audio) placed in the scanner station as data collection sources. These cameras and sensors provide the system with visual spectral imaging plus infrared thermography that falls outside of visual spectrum wavelengths. This data is processed using a Cloud/Edge configuration comparing, in real time, the complex thermographic patterns of persons being screened with learned data sets from healthy control groups and Covid-19 patients. The result is an evidence-based determination of whether symptoms of COVID or other infectious diseases are present. The potential presence of COVID-19 may be indicated by symptoms such as fatigue, headache, fever, pink eyes and other key determinant factors in combination.  Built as an AI machine learning system, all of the IDSS screening stations are networked and contribute to the data base of the AI system.  The system continuously evolves as more data is received through screenings and from testing partners and customers.  In other words, as more screening stations are implemented in the field and data is fed into the Company's systems, the greater the accuracy and usefulness of the screening stations as the AI "learns."  Among other benefits, screening stations operating in the Company's network will provide the most recent physiological patterns associated with symptoms of the COVID virus. The output shows up as a green or a red light on the module itself with red light associated with the individual exhibiting symptoms.

 The technology can be in facilities where there is large movement of people for which screening has to be rapid and ongoing. The technology can also be deployed in settings such as hospitals, healthcare facilities, airports, malls, stadiums, government and office buildings, casinos, spiritual and cultural events, performances, festivals, and conferences. Any location where large numbers of people gather or where transmission security is paramount. The system can be used as first step triage whereby individuals can be screened for the presence of symptoms and the ones who are symptomatic can undergo further secondary testing.

 As noted above, with respect to the IDSS Scanning Station, which is the Company's primary product, the Company has a relationship with All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks").  Juiceworks is authorized to market and sell the COVID Scanning Stations in the United States and Canada.  Juiceworks receives the profit from the sale and installation of each unit.  The Company receives a licensing fee for installation and ongoing use of its proprietary artificial intelligence software in each COVID Scanning Station that is sold.

Capital Resource Requirements

The business model, which is based upon using one or more third parties for fabricating, marketing and selling the IDSS product, minimizes the Company's need to make capital investment in a physical plant and incurring the overhead cost of maintaining a manufacturing, marketing and sales department.  This model also enables the Company to focus on developing its technology and creating new products.  However, the Company's reliance on Juiceworks to perform these functions also results in less control over how they are carried out.  Currently, the Company does not have a formal agreement with Juiceworks governing this relationship.  If Juiceworks does not perform well or fails to invest adequate resources to satisfy customers and propel sales, the results will be disappointing and material revenue generation could be delayed.  The Company is pursuing a more formal agreement with Juiceworks.  See Risk Factors - Risks Associated with Juiceworks and the Business Model Being implemented by the Company.

Uncertainties Related to the Recovery of Our Investments in IDSS

 We cannot guarantee that we will be able to recover our investment in the development of the IDSS product.  However, the Company believes that once the product becomes established and has multiple customers in the field, there will be more than sufficient sales to cover our recovery of this investment.  Moreover, the Company believes that such recovery is likely to be achieved during the current fiscal year ended January 31, 2022.

A. Operating results.

The following disclosure is in Canadian dollars. For comparative purpose, year ended January 31, 2021 is referred as fiscal 2021 and year ended January 31, 2020 is referred as fiscal 2020.

Three-month period ended April 30, 2021

Expenses and Net Loss

The following table summarizes the Company's operating expenses for the three-month period ended April 30, 2021 compared to the three-month period ended April 30, 2020:

	For the three months ended April 30, 2021	For the three months ended April 30, 2020

Expenses:
Administration and general	$5,422	$1,005
Amortization	614	877
Audit and accounting	1,750	-
Consulting fees	70,141	31,890
Legal fees	50,220	29,670
Management fees	45,900	45,000
Marketing expenses	134,280	-
Rent expense	6,000	4,500
Share based compensation	83,557	183,124
Transfer agent and filing fees	4,260	26,039
Travel, entertainment and related	3,042	7,644
Vehicle use expenses	9,000	1,500
	414,186	331,249

Total operating expenses for the three-month period ended April 30,  2021, were $414,186 as compared to operating expenses of $331,249 for the three-month period ended April, 2020.

Administration and general

Administration and general expenses for the three-month period ended April 30, 2021 was $5,422 as compared to $1,005 for the three-month period ended April 30, 2020. The increase in expense of $4,417 was a result of the overall increased business activity.

Consulting fees

Consulting expenses for three-month period ended April 30, 2021 was $70,141 as compared to $31,890 for the three-month period ended April 30, 2020. The increase in consulting expenses of $38,251 is a result of the Company's increased business activity from acquisition and development of its products.

Legal fees

Legal expenses for the three-month period April 30, 2021 was $50,220 as compared to $29,670 for the three-month period ended April 30, 2020. The increase in legal expenses by $20,550 or 69.2% in the three-month period ended April 30, 2021 as compared to the three-month period ended April 30, 2020 is a result of the additional Company's legal fees paid to assist with _registering as a reporting issuer under the Securities Exchange Act of 1934 and patent related expenses.

Management fees

Management fees for the three-month period ended April 30, 2021 was $45,900 as compared to $45,000 for the three-month period ended April 30, 2020.

Marketing expenses

Marketing expenses for the three-month period ended Apri1 30, 2021 was $134,280 as compared to $nil for the three-month period ended April 30, 2020. During fiscal 2021 and continuing into the current fiscal year, the Company commenced and initiated marketing of its Company and technology being developed for visibility, knowledge, and market interests.

Rent expense

Rent expense for the year ended April 30, 2020 was $6,000 as compared to $4,500 for the three-month period ended April 30, 2020. The increase in quarterly rent expense by $1,500 is owing to the increase in monthly rent expense calculated at $500 per month for a period of three months effective July 2020. The prior rent expense paid to the CEO for use of his residence as an office was $1,500 per month which increased to $2,000. Transfer agent and filing fees

Transfer agent and filing fees expense for the three-month period ended April 30, 2021 was $4,260 as compared to $26,039 for the three-month period ended April 30, 2020. The decrease in cost of $21,779 is a result of higher fees incurred during the three-month period ended April 30, 2020 in connection with listing the Company on the OTC.

Travel, entertainment and related

Travel, entertainment and related expense for three-month period ended April 30, 2021 was $3,042 as compared to $7,644 for the three-month period ended April 30, 2020. The decrease in cost of $4,062 is a result of on-going travel restrictions related to the COVID-19 pandemic.

Vehicle use expenses

Vehicle use expense for the three-month period ended April 30, 2021 was $9,000 as compared to $1,500 for the three-month period ended April 30, 2020. This increase of $7,500 is due to vehicle expense paid to the COO and an increase in vehicle expense payable to the CEO.

Six-month period ended July 31, 2021

Expenses and Net Loss

The following table summarizes the Company's operating expenses for the three and six-month period ended July 31, 2021 compared to the three and six  month period ended July 31, 2020:

	For the	For the	For the	For the
	three	three	Six	six
	months	months	Months	months
	ended	ended	Ended	ended
	July 31,	July 31,	July 31,	July 31,
	2021	2020	2021	2020

Revenue	$49,640	$-	$49,640	$-
Operating Expenses
Cost of revenue	$24,800	$6,959	$24,800	$7,964
Administration and general	7,665	-	13,087	-
Audit and accounting	3,933	16,500	5,683	16,500
Amortization	614	877	1,228	1,754
Consulting fees	54,531	38,048	124,672	69,938
Legal fees	27,069	66,282	77,289	95,952
Management fees	84,500	67,100	130,400	112,100
Marketing expenses	103,317	79,407	237,597	79,407
Payroll and related	41,726	-	41,726	-
Rent expenses (Note 12)	9,000	5,000	15,000	9,500
Research and development	-	26,300	-	26,300
Share based compensation	38,095	144,200	121,652	327,324
Transfer agent and filing fees	24,225	12,040	28,485	38,079
Travel, entertainment and related	3,751	6,555	6,793	14,199
Vehicle use expenses	9,000	4,000	18,000	5,500
	$(432,226)	$(473,268)	$(846,412)	$(804,517)

Revenue

The Company had revenue of $49,640 in the three and six months ended July 31, 2021 from the licensing of its IDSS software to customers who purchased the IDSS system.

Total operating expenses for the six-month period ended July, 31, 2021, were $846,412 as compared to operating expenses of $804,517 for the six-month period ended July 31, 2020.

Expenses

Administration and general

Administration and general expenses for the six-month period ended July 31, 2021 was $13,087. The increase in expense was a result of the overall increased business activity.

Audit and accounting

Audit and accounting expenses for the six-month period ended July 31, 2021 was $5,683 as compared to $16,500 for six-month period ended July 31, 2020. The decrease in audit and accounting fees by $10,817 was a result of additional audit expense for the reverse merger transaction in the prior year.

Consulting fees

Consulting expenses for six-month period ended July 31, 2021 was $124,672, as compared to $69,983 for the six-month period ended July 31, 2020. The increase in consulting expenses by $54,689 is a result of the Company's increased business activity from acquisition and development of its products.

Legal fees

Legal expenses for the six-month period July 31, 2021 was $77,289 as compared to $95,952 for the six-month period ended July 31, 2020. The decrease in legal expenses by $18,663 or 19% in the six-month period ended July 31, 2021 as compared to the six-month period ended July 31, 2020 is a result of the additional legal fees paid to assist the Company with a reverse merger transaction during the six-month period ended July 30, 2020.

Management fees

Management fees for the six-month period ended July 31, 2021 was $130,400 as compared to $112,100 for the six-month period ended July 31, 2020. The increase in management by $18,300 or 16% in the six-month period ended July 31, 2021 as compared to the six-month period ended July 31, 2020 is a result of the additional management fees paid for involvement of management for increased business activity.

Payroll and Related.

Payroll and related costs for $41,726 (prior period $nil) relates to employment of technical staff to assist with the growth of business during the six-month period ended July 31, 2021.

Marketing expenses

Marketing expenses for the six-month period ended July 31, 2021 was $237,597 as compared to $79,407 for the six-month period ended July 31, 2020. This increase of $158,190 is a result stepped-up marketing efforts to promote the Company and to promote awareness of the IDSS system.

Rent expense

Rent expense for the year ended July 31, 2021 was $15,000 as compared to $9,500 for the six-month period ended July 31, 2020. This increase of $5,500 in rental expenses was the result of additional office needs of the Company during the three months ended July 31, 2021.

Research and Development

Research and development expense for the six-month period ended July 31, 2021 was $nil as compared to $26,300 for the six-month period ended July 31, 2020.  In the prior period the research cost was expensed as it did not meet the criteria for capitalization as intangible cost.

Intangible Assets

Total intangible assets were $435,419 as reflected in the Company's balance sheet as of July 31, 2021.  Of the total amount shown as intangible assets, $138,561 is attributable to the Mobile Wellbeing product and $ 296,858 is attributable to the IDSS product.  The IDSS product is currently being offered for sale/license.  The Mobile Wellbeing product is in development (as discussed above), but the Company believes it will have a complete product by the end of this current fiscal year. The Company believes that it will recover the IDSS related asset in the next fiscal year and the Mobile Wellbeing asset in the following fiscal year or by the beginning of fiscal 2024.

Transfer agent and filing fees

Transfer agent and filing fees for $28,485 (prior period $38,079) for the six months ended July 31, 2021 represents primarily the costs of filing and compliance for the Company's listing. The higher cost in the prior period was the cost of filing and compliance for the Company's Pink Sheet listing.

Travel, entertainment and related

Travel, entertainment and related expense for six-month period ended July 31, 2021 was $6,793 as compared to $14,199 for the six-month period ended July 31, 2020. The decrease in cost of $7,406 is a result of on-going travel restrictions related to the COVID-19 pandemic.

Vehicle use expenses

Vehicle use expense for the six-month period ended July 31, 2021 was $18,000 as compared to $5,500 for the six-month period ended July 31, 2020. This increase of $12,500 is due to vehicle expense paid to the COO and an increase in the vehicle expense payable to the CEO.

The Fiscal Year Ended January 31, 2021 and 2020

Revenue

Total revenue for the fiscal years ended January 31, 2021 and 2020 were $nil. The Company seeks to generate revenue through the commercialization on completion of the development of its technologies focused on 1) Workplace health and safety and 2) Healthcare

Expenses and Net Loss

The following table summarizes the Company's operating expenses for the years ended January 31, 2021 and 2020:

	Year ended January 31, 2021	Year ended January 31, 2020

Expenses:
Administration and general	$13,658	$12,210
Amortization	3,509	1,671
Audit and accounting	38,560	56,647
Consulting fees	178,004	135,631
Legal fees	138,879	122,543
Management fees	217,050	263,066
Marketing expenses	221,670	-
Patent and trademark expenses	13,622	5,930
Rent expense	21,500	18,000
Research and development	26,300	73,733
Share based compensation	946,361	10,387
Transfer agent and filing fees	57,908	25,122
Travel, entertainment and related	31,308	51,889
Vehicle use expenses	22,500	6,000
	1,930,829	782,829

Total operating expenses for the year ended January 31, 2021, were $1,930,829 as compared to operating expenses of $782,829 for the year ended January 31, 2020.

Administration and general

Administration and general expenses for the year ended January 31, 2021 was $13,658 as compared to $12,210 for the year ended January 31, 2020. The increase in expense by 12% was a result of the overall increased business activity.

Amortization

Amortization expenses for the year ended January 31, 2021 was $3,509 as compared to $1,671 for the year ended January 31, 2020. The increase in amortization in fiscal 2021 as compared to fiscal 2020 is the result of the annual amortization of equipment acquired for $13,368 in fiscal 2020. The prior year had a shorter amortization period and expense.

Audit and accounting

Audit and accounting expenses for the year ended January 31, 2021 was $38,560 as compared to $56,647 for the year ended January 31, 2020. The decrease in audit and accounting fees for fiscal 2021 as compared to fiscal 2020 was a result of the three-cornered amalgamation among the Company, 2693980 Ontario Inc. and Cultivar Holdings Ltd. (the "Transaction") . This transaction was completed in fiscal 2020. This reverse merger and recapitalization transaction in fiscal 2020 resulted in additional audit and accounting expense.

Consulting fees

Consulting expenses for the year ended January 31, 2021 was $178,004 as compared to $135,631 for the year ended January 31, 2020. The increase in consulting expenses by $42,373 (31%) in fiscal 2021 as compared to fiscal 2020 is a result of the Company's increased business activity from acquisition and development of its products.

Legal fees

Legal expenses for the year ended January 31, 2021 was $138,879 as compared to $122,543 for the year ended January 31, 2020. The increase in legal expenses by $16,336 or 13% in fiscal 2021 as compared to fiscal 2020 is a result of the additional Company's legal fees paid to assist with the discontinuance of the Company's interests in Cultivar JA.

Management fees

Management fees for the year ended January 31, 2021 was $217,050 as compared to $263,066 for the year ended January 31, 2020. The decrease in management expenses by $46,016 or 17% in fiscal 2021 as compared to fiscal 2020 is the combination of the reduction in management fees for $103,000 expensed in the prior year to a prior director who no longer serves as a board member on the discontinuance of Company's interests in Cultivar JA in fiscal 2021 and increase in management fee for $56,984 to the existing officers and directors in fiscal 2021. Management fees for the years ended January 31, 2021 and 2020 were in relation to fees payable to certain of the Company's key management and related parties.

Marketing expenses

Marketing expenses for the year ended January 31, 2021 was $221,670 as compared to $nil for the year ended January 31, 2020. During fiscal 2021, the Company commenced and initiated marketing of its Company and technology being developed for visibility, knowledge, and market interests.

Patent and trademark expenses

Patent and trademark expense for the year ended January 31, 2021 was $13,622 as compared to $5,930 for the year ended January 31, 2020. The increase in expense by $7,692 is the added costs for consultation and documentation which were expensed.

Rent expense

Rent expense for the year ended January 31, 2021 was $21,500 as compared to $18,000 for the year ended January 31, 2020. The increase in annual rent expense by $3,500 or 19% is owing to the increase in monthly rent expense calculated at $500 per month for a period of seven months effective July 2020. The prior rent expense paid to the CEO for use of his residence for office was $1,500 per month which increased to $2,000 per month effective July of 2020.

Research and Development

Research and development expense for the year ended January 31, 2021 was $26,300 as compared to $73,733 for the year ended January 31, 2020. During fiscal 2020, all research costs were expensed. During fiscal 2021, the Company commenced capitalizing internally occurred development costs as intangible assets in accordance with its accounting policy and capitalized $156,040 costs relating to development of infectious disease symptom screening solution ("IDSS"). Certain expenses related to research (i.e. design and architecture that are not expected to provide an economic benefit) are expensed rather than recognized as an intangible asset.

Total intangible assets were $248,010 as reflected in the Company's balance sheet as of January 31, 2021 in the current fiscal year.  Of the total amount shown as intangible assets, $91,970 is attributable to the Mobile Wellbeing product and $156,040 is attributable to the IDSS product.  The IDSS product is currently being offered for sale/license.  The Mobile Wellbeing product is in development (as discussed above), but the Company believes it will have a complete product by the end of this current fiscal year.  While the Company is reluctant to project sales, the Company is confident that it will recover the IDSS related asset by the next fiscal year and the Mobile Wellbeing asset in the following fiscal year or by the beginning of fiscal 2024.

Share based compensation

Share based compensation for the year ended January 31, 2021 was $946,361 as compared to $10,387 for the year ended January 31, 2020.

Non-cash share-based compensation of $946,361 for the year ended January 31, 2021 (prior year $10,387), consists of the fair value (Black- Scholes calculation) of the vesting of options to directors, officers and consultants.

On April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. These options were issued at an exercise price of $0.15 per share and have varying vesting periods, with the majority being in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on April 6, 2021. The Company expensed $742,833 for the vesting of these options during the year ended January 31, 2021 (Prior year: $nil).

On July 17, 2020, the Company granted options to a consultant to purchase up to 80,000 common shares. These options were issued at an exercise price of $1.02 per share and vest one year after date of grant. These options have a term of five (5) years expiring on July 17, 2025. The Company expensed $40,603 for the vesting of these options during the year ended January 31, 2021 (Prior year: $nil).

On September 17, 2020, the Company granted options to a consultant to purchase up to 200,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on date of grant. These options expire on March 30, 2022. The Company expensed $81,979 for the vesting of these options during the year ended January 31, 2021 (Prior year: $nil).

On September 21, 2020, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.59 per share and vest in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on September 21, 2021. The Company expensed $77,375 for the vesting of these options during the year ended January 31, 2021 (Prior year: $nil).

Transfer agent and filing fees

Transfer agent and filing fees expense for the year ended January 31, 2021 was $57,908 as compared to $25,122 for the year ended January 31, 2020. This is the expense for fees paid to the transfer agent and costs for filing and compliance for the Company's CSE and OTC listing. The increase in cost of $32,786 in fiscal 2021 as compared to prior year is the result of added expense for listing the Company on the OTC and added OTC filing fees.

Travel, entertainment and related

Travel, entertainment and related expense for the year ended January 31, 2021 was $31,308 as compared to $51,889 for the year ended January 31, 2020. The decrease in cost for fiscal 2021 by $20,581 as compared to fiscal 2020 was a result of reduced costs due to discontinuance of Cultivar JA in fiscal 2021 and lesser travel due to Covid-19 travel restrictions.

Vehicle use expenses

Vehicle use expense for the year ended January 31, 2021 was $22,500 as compared to $6,000 for the year ended January 31, 2020. During fiscal 2021, the Company paid an annual vehicle allowance of $12,000 to the CEO (2020: $6,000) and $10,500 to the COO (2020: $nil).

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance existing activities.

Analysis of Fourth Quarter

The loss for the three months ended January 31, 2021 was $632,471 as compared to the loss of $324,653 for the three months ended January 31, 2020.

Significant variances

Noncash share-based compensation was $387,436 for the three months ended January 31, 2021 ($1,302 for the three months ended January 31, 2020), consisting of the fair value (Black- Scholes calculation) of the vesting of options to directors, officers and consultants.

Consulting fees were $38,566 for the three months ended January 31, 2021 ($49,157 for the three months ended January 31, 2021), related to fees paid to consultants to assist with business and investor relations.

Legal fees were $22,469 for the three months ended January 31, 2021 ($108,113 for the three months ended January 31, 2020). The greater legal fees paid in the prior period was attributable to increased legal costs relating to amalgamation and reverse merger and listing costs with the CSE.

Transfer agent and filing fees were $15,369 for the three months ended January 31, 2021 ($25,122 for the three months ended January 31, 2020), relate to filing and compliance costs for the Company's CSE and OTC listing.

Marketing expenses were $63,417 for the three months ended January 31, 2021 ($nil for the three months ended January 31, 2020), was related to media marketing of the Company and its products.

Expenses and Net loss

Total operating expenses for the year ended January 31, 2020, were $820,821 as compared to operating expenses of $365,961 for the period from December 6, 2017 (date of incorporation) to January 31, 2019.

Management fees for the twelve months ended January 31, 2020 consist of fees paid to senior management or to Companies owned by senior management, and shares issued as compensation to the Company's director including (1) $96,000 (prior period $56,000) paid to the CEO for services, (2) $54,000 (prior period $nil) paid to a director for services, (3) $55,000 (prior period $nil) being management fees issued in shares to a director, (4) $20,000 (prior period $nil) paid to the COO for services and (5) $38,066 (prior period $3,955) paid to the CFO for services.

Share-based compensation of $10,387 for the twelve months ended January 31, 2020 (period ended January 31, 2019: $5,535), consists of the fair value (Black- Scholes calculation) of the vesting of options to consultants.

Research and development costs for $73,733 for the year ended January 31, 2020 (prior period: $49,205) are costs incurred by outside research provider for development of Artificial Intelligence powered facial and voice recognition technology to detect cannabis along with alcohol impairment.

Consulting fees costs for $135,631 for the twelve months ended January 31, 2020 (prior period $nil) consists of fees paid to consultants to initiate OTC listing, media marketing, valuations and investor relations, as well as finders' fees for the RTO transaction.

Legal fees for $126,975 for the twelve months ended January 31, 2020 (prior period $86,840) consists of legal fees paid to assist the reverse merger transaction consummated on September 23, 2019.

Audit and accounting fees for $56,647 for the year ended January 31, 2020 is the costs relating to audit and accounting of the consolidated statements for becoming and continuity as a public company. In addition, the Company incurred transfer agent and filing fees for $25,122 during the current year being costs to become and maintain public company status.

No cash dividends were paid by the Company.

The following table summarizes financial information for the three months ended January 31, 2021 and the preceding seven quarters:

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
	$	$	$	$	$	$	$	$

Revenue	-	-	-	-	-	-	-	-

Net income (loss)	(632,471)	(493,841)	(473,268)	15,047	(324,653)	(1,681,198)	(166,197)	(138,844)

Income (Loss) per share, basic and fully diluted	(0.006)	(0.005)	(0.005)	0.0001	(0.003)	(0.017)	(0.002)	(0.002)

Cash dividends for common shares	-	-	-	-	-	-	-	-

The following table summarizes financial information for the three-month periods ended April 30, 2021 and July 31, 2021.

	Q1 2022	Q2 2021
	$	$

Revenue	-	49,640

Net income (loss)	(414,186)	(432,226)

Income (Loss) per share, basic and fully diluted	(0.004)	(0.004)

Cash dividends for common shares	-	-

B. Liquidity and capital resources.

Six-month period ended July 31, 2021

At April 30, 2021, the Company had cash of $1,701,372, and working capital of $1,922,136. During the three-month period ended April 30, 2021, the Company received $1,681,628 from financing activities, used $418,739 in operating activities and $41,568 in investing activities.

At July 31, 2021, the Company had cash of $1,179,486, and working capital of $1,432,418. During the six-month period ended July 31, 2021, the Company received $1,681,628 from financing activities, used $794,784 in operating activities and $187,409 in investing activities.

On March 5, 2021, the Company closed a non-brokered private placement for gross proceeds of $1,090,085. A total of 3,114,529 units were issued at a price of $0.35 each. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share at an exercise price of $0.50 per share for a period of two years.

At January 31, 2021, the Company had cash of $480,051 and working capital of $612,091.  During the year ended January 31, 2021, the Company received $261,121 from financing activities, used $1,079,637 in operating activities and $195,010 in investing activities.

At January 31, 2020, the Company had cash and cash equivalents of $1,493,577 and working capital of $1,554,541.  During the year ended January 31, 2020, the Company received $776,669 from financing activities, used $832,121 in operating activities and $9,920 in investing activities.

The Company has financed its operations from inception to date through the issuance of equity shares.

During the year ended January 31, 2021 the Company had no revenues. During the six-month period ended July 31, 2021 the Company had revenue of $49,640. Administrative and other expenses may exceed available cash resources and additional funding may be required to further its projects and to meet ongoing requirements for general operations. The ability of the Company to continue as a going concern is dependent on raising additional financing, development of its projects and generation of profitable operations in the future.

The Company believes it has enough cash to maintain itself for the next 12 months.

To manage the capital structure, the Company may adjust its project plans, operating expenditure plans, or issue new common shares. The Company monitors its capital structure using annual forecasted cash flows, expenditure budgets and targets for the year. This is achieved by the Board of Directors' review and acceptance of expenditure budgets that are achievable within existing resources and the timely matching and release of the next stage of expenditures with the resources made available from private placements or other funding.

The Board of Directors relies on the expertise of the Company's management to sustain future development of the business. The Company is not subject to externally imposed capital requirements or covenants.

 Please see Item 4. Above for information regarding the anticipated timeframe and development costs for each of our Impairment Detection Screening Station, Mental Health Screening devices and MobileWellBeing Product.

C. Research and development, patents and licenses, etc.

Since 2019, the Company has been focused on the development and deployment of its AI assisted diagnostic technology, with an emphasis on screening for infectious diseases and cannabis/alcohol impairment. More recently, the Company has expanded to include the development of mental health and wellness diagnostic, monitoring and treatment tools. During the years ended January 31, 2021 and, 2020 we incurred research and development expenditures of $26,300 and $73,733 respectively. During the six-month period ended July 31, 2021, development costs were capitalized as intangible assets. For more information regarding out patents, please see Item 4.B "Business Overview."

D. Trend information.

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this Form 20-F to be not necessarily indicative of future operating results or financial conditions.

E. Oﬀ-balance sheet arrangements.

None.

F. Tabular disclosure of contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Liabilities	-	-	-	--	-

The Company has no material debts, lease commitments or contractual obligations other than compensation agreements to companies owned and controlled by the CEO and the COO, as described in Item 9.C - "Material Contracts.".

G. Safe harbor.

See "Cautionary Note Regarding Forward-Looking Statements" in the introduction to this Registration Statement.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth the name, province/state and country of residence, date of birth, position held with the Company and principal occupation during the five preceding years of each person who is a director and/or an executive officer of the Company as at the date hereof.

Name, Province or State and Country of Residence, and Title(1)	Date of Birth	Title	Date Served as Director or Officer Since
Sheldon Kales(2)	11/30/1955	Director, President Chief Executive Officer of the Company	September 23, 2019
Dr. Rahul Kushwah	1/5/1983	Director and Chief Operating Officer	December 12, 2018
Tomas D Sipos(2)	6/10/1962	Director of the Company	September 23, 2019

Ajit Kumar(2)	4/6/1953	Director	September 23, 2019
Rakesh Malhotra	12/15/1955	Chief Financial Officer	September 23, 2019

Notes:

(1)

The information as to place of residence, principal occupation and number of Common Shares beneficially owned or over which a director or officer of the Company exercises control or direction, is not within the knowledge of the management of the Company and has been furnished by the respective directors and officers of the Company.

(2)	Member of the Audit Committee.

Director and Executive Officer Biographies

Sheldon Kales, Director and Chief Executive Officer

Mr. Kales is a Director and the President and Chief Executive Officer of the Company.  Previously, he was the CEO of Chester Gold Corp., a private mining exploration company in northern Ontario. Mr. Kales was also the Founder, CEO and director of Security Devices International Inc., a public company quoted on the OTCBB in the United States from 2005 to 2010. From 2006 to 2008 Mr. Kales served as a director of L.A.M. Pharmaceutical Corp., a company quoted on the OTCBB. He has extensive leadership experience in managing and operating research and development operations of technology companies across the United States, Canada and the Middle East. Mr. Kales is a graduate of the University of Toronto with a Bachelor of Arts degree.  Mr. Kales is 65 years old. Mr. Kales is the chairman of the board of DeepSpatial Inc. ("DeepSpatial").  Mr. Kales also divides business time between the Company and DeepSpatial.

Dr. Rahul Kushwah, Director and Chief Operating Officer

Dr. Kushwah is a Director and the Chief Operating Officer of the Company.  Previously, he held a faculty appointment with the Faculty of Medicine at the University of Ottawa and was an accomplished federal government scientist with the Human Health Therapeutics branch of the National Research Council of Canada. Additionally, Mr. Kushwah has served as a consulting scientist with the Hospital for Sick Children in Toronto, Ontario, and is a regular speaker at several international speaking engagements. Mr. Kushwah has also authored several publications in medical journals and serves as a reviewer and editor for several journals in the medical field. Mr. Kushwah received his doctorate from the University of Toronto and has been a recipient of the Banting Post-Doctoral Fellowship in Medicine and CIHR Post-Doctoral Fellowship.  Dr. Kushwah is 38 years old. In addition to his position as the Chief Operating Officer of the Company, Mr. Kushwah is also the chief executive officer of DeepSpatial, and he divides his business time between the Company and DeepSpatial.

Tomas D Sipos, Director

Tomas Sipos is an independent director of the Company.  Mr. Sipos is an energetic change leader and strategic thinker with a consistent global track record in Finance, mergers and acquisitions, financings, IPO's, investor relations and investment banking. He has successfully closed several large international transactions in a diverse range of industries. He is team builder adept at communications, negotiations and financial strategy.  .Mr. Sipos also serves as an independent director of Deepspatial.  Mr. Sipos is 59 years old.

Ajit Kumar, Director

Mr. Kumar is a Director of the Company.  Additionally, he serves as the founder and managing director of K-Med Limited, one of the largest suppliers of medical equipment and healthcare supplies in the United Kingdom. Prior to that, he was the founder of a health care equipment company (Health Care Equipment Co.) which was later acquired by HCE Medical Group, UK. Mr. Kumar holds a Bachelor and Master of Science from Kanpur University, India and a post-graduate degree in Botany and Environmental Sciences from the Imperial College of London, UK.  Mr. Kumar is 68 years old.

Rakesh Malhotra, Chief Financial Officer

Mr. Malhotra is the Chief Financial Officer of the Company.  Mr. Malhotra holds CPA licenses in Canada and in Illinois and has over twenty years of experience in the preparation of financial statements, auditing, public company reporting in Canada and the United States, financial management and compliance and risk management.  He has knowledge and experience in the application of IFRS, U.S. GAAP and Canadian GAAP.  Mr. Malhotra serves as the part-time chief financial officer and as a consultant to multiple publicly reporting companies in Canada.  Mr. Malhotra is 64 years old. In addition to his position as Chief Financial Officer of the Company, Mr. Malhotra holds positions as the chief financial officer in the following early-stage companies: Nerds on Site Inc. (CSE/ OTCQB), Binovi Technologies Corp. (TSX-V/OTC QB), DeepSpatial and Aion Therapeutic Inc. (CSE).  Mr. Malhotra anticipates devoting approximately 20% of his business time to the Company.  Should the Company require more of his time in the future, Mr. Malhotra will adjust his commitment or obtain additional support.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as set out below, no director or executive officer of the Company, is or was within 10 years before the date of this Form 20-F, a director, chief executive officer or chief financial officer of any company that:

(a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of your company to affect materially the control of the Company is, as at the date of this Form 20-F or has been within the 10 years before the date of the Form 20-F:

(a) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

A cease trade order was issued against the Company (then under different ownership and management) by the BCSC on December 6, 2011 and by the Alberta Securities Commission on March 5, 2012 as a result of the Company's failure to meet filing requirements. The Company since addressed all of the outstanding filing deficiencies and brought its continuous disclosure records on SEDAR up to date.  In turn, both cease trade orders were revoked on May 16, 2018.  Prior to September, 2019, the Company was owned and controlled by third parties not affiliated with the current ownership or management of the Company.  See Item 4.A - "History and development of the Company."

On July 2, 2019, a cease trade order was issued against Rakesh Malhotra under the securities laws of British Columbia in connection with securities of Eyecarrot Innovations Corp., an issuer for which Mr. Malhotra is an insider.  Eyecarrot Innovations Corp. addressed all of the outstanding filing deficiencies and the cease trade order was revoked on September 16, 2019.

B. Compensation.

Stock Option Plan

The Company has established a rolling Stock Option Plan (the "Plan") under which the Company may grant stock purchase options to its directors, officers, employees and certain consultants. Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares of the Company. Exercise price, vesting and expiry provisions for individual grants shall be determined by the Board of Directors at the date of such grant, provided however, that the exercise price of each option shall not be less than the market price of the Company's shares at the date of grant and the maximum term of each option shall not be greater than 10 years.

Eligibility to Receive Bonuses in the Form of Cash Payments

The Compensation Committee, together with recommendations from management, awards bonuses based on both individual performance and corporate success at various times throughout the year. At this time, the Company does not have any specific milestone criteria for issuing bonuses.

No cash fees are paid to Directors to attend meetings

Named Executive Officers

The Company's principal executive officers (the "Named Executive Officers") are Sheldon Kales, President and Chief Executive Officer, Dr. Rahul Kushwah, Chief Operating Officer and Rakesh Malhotra, Chief Financial Officer.

The following table sets forth particulars of all compensation paid to the Named Executive Officers during the years ended January 31, 2021 and 2020.

NEO Name And Principal Position	Financial Year ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Sheldon Kales (1)(President, CEO and Director)	2021 2020	99,500 96,000		122,549 -				33,500 24,000	255,549 120,000
Dr. Rahul Kushwah (2) (COO)	2021 2020	68,000 36,000		122,549 -				10,500	201,049 36,000
Rakesh Malhotra (CFO)	2021 2020	43,550 38,066		15,083 -				- -	58,633 38,066

(1)  Mr. Kales is compensated through a two-year contract dated July 1, 2020 and amended as of September 1, 2020 with Greenacres Medical Corp., a Canadian corporation owned and controlled by Mr. Kales ("Greenacres").  Pursuant to this two-year agreement, Mr. Kales is paid monthly compensation of $8,500 for CEO services. In addition, the Company pays Greenacres rent in the amount of $2,000 per month and $1,500 per month for Mr. Kales' vehicle.

(2)  Dr. Kushwah is compensated through an Agreement dated July 1, 2020 and amended as of September 1, 2020, and May 1, 2021 between the Company and 2499597 Ontario Inc., a Canadian corporation owned and controlled by Dr. Kushwah.  The Agreement has a term of two years and provides for monthly compensation of $8,500 effective May 1, 2021 for COO services.  In addition, pursuant to the Agreement, the Company pays $1,500 per month for Dr. Kushwah's vehicle

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "Named Executive Officer" means:

(a) each individual who served as CEO of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as CFO of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

The Company's  NEOs for each of the Company's two most recently completed financial years were: Sheldon Kales, President and CEO, Dr. Rahul Kushwah, COO and Rakesh Malhotra, CFO.

Compensation Discussion and Analysis

This section sets out the objectives of the Company's executive compensation arrangements, the Company's executive compensation philosophy and the application of this philosophy to the Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in the fiscal year 2020 with respect to the NEOs. The Company considers the following objectives when determining compensation arrangements for the NEOs: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

A variety of factors are considered when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all executive officers of the Company.  The Board typically does not position executive pay to reflect a single percentile within the industry for each executive.  Rather, in determining the compensation level for each executive, a variety of factors are considered, such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by the other companies in comparative industries, and pay equity considerations.

Elements of Named Executive Officer Compensation

The compensation paid to the Company's NEOs generally consists of two primary components: a base salary; and long-term incentives in the form of stock options granted under the Company's stock option plan (the "Option Plan"). The key features of these two primary components of compensation are discussed below:

1. Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are reviewed annually. Any change in base salary of a NEO is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2. Long-Term Incentives

The Company provides long-term incentives to its NEOs in the form stock options granted pursuant to the Option Plan as part of its overall executive compensation strategy. The Company believes that granting stock options serve the Company's executive compensation philosophy in several ways, including: by helping to attract, retain, and motivate talent; aligning the interests of the NEOs with those of Shareholders by linking a specific portion of the officer's total pay opportunity to the share price; and by providing long-term accountability for its NEOs.

Risks Associated with Compensation Policies and Practices

The Company's executive compensation policies and practices are intended to align management incentives with the long-term interests of the Company and its Shareholders. In each case, the Company seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements, and (iii) spreading compensation across short and long-term programs.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the Directors and the Named Executive Officers and which were outstanding at January 31, 2021, expressed in Canadian dollars:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Sheldon Kales	1,625,000	0.15	4/6/2021	186,875	-	-	-
Dr. Rahul Kushwah	1,625,000	0.15	4/6/2021	186,875	-	-	-
Tomas Sipos	200,000	0.15	4/6/2021	23,000	-	-	-
Ajit Kumar	150,000	0.15	4/6/2021	17,250	-	-	-
Rakesh Malhotra	50,000	0.15	4/6/2021	5,750	-	-	-

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes, for the Named Executive Officers of the Company, the value of incentive plan awards vested or earned during the year ended January 31, 2021, expressed in Canadian dollars:

NEO Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Sheldon Kales	122,549	-	-
Dr. Rahul Kushwah	122,549	-	-
Tomas Sipos	15,083	-	-
Ajit Kumar	11,311	-	-
Rakesh Malhotra	15,083	-	-

In addition, stock options were granted to the Company's Advisory Committee members during the year ended January 31, 2021.  The Advisory Committee consists of the following persons.  The table below provides a brief description of their role on the Advisory Committee, their qualifications and the stock options that were granted to each member of the Advisory Committee in the fiscal year ended January 31, 2021.  Also see Item 7(c) ("Stock Options") below.

Options Received in Year Ended 1/31/2021
Kapil Raval	Advisory Committee Chairman.	500,000 Options at Cnd$0.15 per share
Nandan Mishra	Artificial Intelligence Lead	700,000 Options at Cnd$0.15 per share
Rajiv Muradia	Product Lead	80,000 Options at Cnd$1.02 per share
Himanshu Ujjawal Singh	Co- Artificial Intelligence Lead	300,000 Options at Cnd$0.15 per share
Praveen Kumar	Data Analytics Lead	100,000 Options at Cnd$0.15 per share
Dr. Mike Hart	Advisor	350,000 Options at Cnd$0.15 per share
Dr. Alexander D. Bardon, MD	Medical Advisor	125,000 Options at Cnd$0.15 per share
Prabhakar Srivastava	Advisor, Business Development	100,000 Options at Cnd$0.15 per share
Dr. Deepu Banerji, MSc, PhD	Advisor	____

Dr. Dawn Decunha, PhD	Advisor	125,000 Options at Cnd$0.15 per share
Dr. Navdeep Singh Nanda, MBBS, MS, DNB	Advisor	250,000 Options at Cnd$0.15 per share
Dr. Indranil Saha, PhD	Advisor	100,000 Options at Cnd$0.15 per share
Dr. Nitin Kadam, MBBS, DHC, MD	Advisor	250,000 Options at Cnd$0.15 per share
Kiran Kumari	Advisor	_________
Dr. Tally Bodenstein, PhD	Advisor	500,000 Options at Cnd$0.15 per share

During the financial year ended January 31, 2021, there were four individuals who served as a director of the Company for either all or a portion of the year. The following table sets forth particulars of all compensation paid to directors who were not named executive officers during the year ended January 31, 2021, expressed in Canadian dollars:

Name	Fees Earned ($)	Share- based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Tomas Sipos	0		15,083				15,083
Ajit Kumar	0		11,311				11,311

C. Board practices.

Mandate of the Board

The Board has responsibility for stewardship of the Company. The Board is ultimately responsible for supervising the management of our business and affairs. The Board generally discharges its responsibilities either directly or through one or more committees.  Specific responsibilities of the Board include:

• Appointing Management - including appointments of executive officers;

• Strategic Planning - including the review and approval of the Company's business, financial and strategic plans;

• Monitoring of Financial Performance and Other Financial Reporting Matters - including review and approval of our audited and interim consolidated financial statements and management's discussion and analysis of financial conditions and results of operations;

• Risk Management - including the identification of principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

• Policies and Procedures - including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality; and

• Communication and Reporting - including timely and accurate disclosure of financial reports and other material corporate developments.

Election of Directors

Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our Articles of Incorporation and applicable law to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. The start of each director's term of service is set forth in Item 6.A above. No directors have service contracts providing for benefits upon termination of employment.

Audit Committee

Composition of the Audit Committee

The current members of the Audit Committee are Sheldon Kales, Tomas Sipos and Ajit Kumar.  Mr. Sipos and Mr. Kumar are independent members of the Audit Committee.  Mr. Kales, by virtue of his position as President and Chief Executive Officer of the Company, is not considered independent.

Relevant Education and Experience

All of the members of the Company's Audit Committee are "financially literate."  For this purpose, an individual is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  All of the members of the Audit Committee have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.  In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows.

Sheldon Kales

Mr. Kales is a serial entrepreneur and a business leader. He has extensive leadership experience in managing and operating research and development operations of technology companies across the United States, Canada and the Middle East. He has also served as a director and/or officer of several publicly listed companies.

Tomas Sipos

Mr. Sipos has longstanding experience in corporate finance and investment banking and served as a senior executive of several companies including Vice President, Mergers and Acquisitions of Ernst &Young (Toronto) and Managing Director of Investment Banking European Privatization & Investment Corporation and Senior Investment Banker for the International Finance Corporation. Mr. Sipos holds a (Honors) Bachelor of Science in chemical engineering from Queen's University and a MBA from the University of Toronto, Rotman School of Business.

Ajit Kumar

Mr. Kumar serves as founder and managing director of K-Med Limited, one of the largest suppliers of medical equipment and healthcare supplies in the United Kingdom. Prior to that, he was the founder of a health care equipment company (Health Care Equipment Co.) which was later acquired by HCE Medical Group, UK.

Audit Committee Oversight

In the fiscal years ended January 31, 2019, January 31, 2021 and 2020 all of the recommendations of the Audit Committee with respect to the external auditor, Harbourside CPA LLP (previously named Buckley Dodds LLP), were adopted by the Board.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. The engagement of non-audit services would be considered by the Board, and where applicable by the Audit Committee, on a case-by-case basis.

Charter

A copy of the Audit Committee's charter is included as an Exhibit to this Registration Statement.

Compensation Committee

The Board itself acts as a compensation committee.  Mr. Sipos and Mr. Kumar are considered "independent."  Mr. Kales and Dr.  Kushwah are not considered "independent."

The Board decides such matters as:

• Monitoring the total compensation paid by the Company to its senior executives and significant consultants; and

• Administering the Company's Stock Option Plan.

Governance Committee

The Board itself acts as a governance committee.  Mr. Sipos and Mr. Kumar are considered "independent."  Mr. Kales and Dr.  Kushwah are not considered "independent."

The Board decides such matters as:

• developing corporate governance principles applicable to the Company; and

• identifying qualified individuals for nomination to the Board of Directors.

D. Employees.

As of the date of this Form 20-F, the Company has three employees located in its Toronto office.

E. Share ownership.

The number of Common Shares held by Directors and Senior Management as of January 31, 2021 is set forth below.

The following table sets forth the number of common stock purchase options held by our Directors and Senior Management as of January 31, 2021.

Name	Number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly*
Sheldon Kales	30,666,000 (28%) (1)
Dr. Rahul Kushwah	9,625,000 (9%) (2)
Thomas Sipos	650,000 (0.6%) (3)
Ajit Kumar	300,000 (0.3%) (4)
Rakesh Malhotra	275,000 (0.2%) (5)

*Based on issued and outstanding common shares at January 31, 2021 plus vested options

(1) Includes 1,625,000 vested options to purchase common shares

(2) Includes 1,625,000 vested options to purchase common shares

(3) Includes 200,000 vested options to purchase common shares

(4) Includes 150,000 vested options to purchase common shares

(5) Includes 50,000 vested options to purchase common shares

	Number of options exercisable as of January 31, 2021	Exercise Price	Expiry Date

Sheldon Kales	1,625,000	$0.15	April 6, 2021

Rahul Kushwah	1,625,000	$0.15	April 6, 2021

Tomas Sipos	200,000	$0.15	April 6, 2021

Ajit Kumar	150,000	$0.15	April 6, 2021

Rakesh Malhotra	50,000	$0.15	April 6, 2021

TOTAL	3,650,000

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

Outstanding Share Data

At January 31, 2021, the Company had 101,717,973 common shares outstanding, 9,095,000 outstanding stock options and 1,548,000 outstanding warrants.

As of January 31, 2021, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
1,548,000	$0.50	0.53	August 11, 2021

Stock Options

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital. The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

a)  In October 2018, the Company granted options to a consultant to acquire a total of 250,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 75,000 immediately, 37,500 at the date of engineering milestone (vested during the quarter ended July 31, 2019) and balance 137,500 on completion of additional milestones, including 75,000 on model development (vested during the quarter ended October 31, 2019) and 62,500 on project handover with an expiry term of two years. These options expired unexercised in October 2020. The fair value of each option used for the purpose of estimating the stock-based compensation was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	2 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $3,311 (2020 - $5,961), resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

b)  In November 2018, the Company granted options to a consultant to acquire a total of 100,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 25,000 immediately, and 25,000 each on April 1, 2019, September 1, 2019 and March 1, 2020 with an expiry term of three years. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.30%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	3 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $260 (2020 - $4,426), resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

c)  On April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. These options were issued at an exercise price of $0.15 per share and have varying vesting periods, with the majority being in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on April 6, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.47%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	135%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $742,833 relating to the vesting of options, resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

d)  On July 17, 2020, the Company granted options to a consultant to purchase up to 80,000 common shares. These options were issued at an exercise price of $1.02 per share and vest one year after date of grant. These options have a term of five (5) years expiring on July 17, 2025. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.35%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	207%
Expected life	5 years
Unvested stock-based compensation expense as of January 31, 2021	$34,246

During the year ended January 31, 2021, the Company expensed $40,603 relating to the vesting of options, resulting in unvested stock- based compensation expense of $34,246 as of January 31, 2021.

e)  On September 10, 2020, the Company granted options to a consultant to purchase up to 70,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on completion of milestones, including 40,000 upon approval of a McGill University study and 30,000 upon completion of the study. The Company did not record any stock-based compensation on these options, as they have not yet vested as at January 31, 2021.

f)  On September 17, 2020, the Company granted options to a consultant to purchase up to 200,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on date of grant. These options expire on March 30, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	189%
Expected life	1.5 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $81,979, relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

g)  On September 21, 2020, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.59 per share and vest in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on September 21, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$18,958

During the year ended January 31, 2021, the Company expensed $77,375 relating to the vesting of options, resulting in unvested stock- based compensation expense of $18,958 as of January 31, 2021.

As of January 31, 2021, there was $53,204 (January 31, 2020: $3,571) of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2020	350,000	$0.10
Granted	10,450,000	$0.18
Expired	(250,000)	$0.10
Exercised	(1,455,000)	$0.15
Outstanding, January 31, 2021	9,095,000	$0.18

As at January 31, 2021, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
8,495,000	8,495,000	$0.15	0.18	April 6, 2021
80,000	-	$1.02	4.46	July 17, 2025
70,000	-	$0.54	1.10	March 10, 2022
200,000	200,000	$0.54	1.16	March 30, 2022
250,000	125,000	$0.59	0.64	September 21, 2021
9,095,000	8,820,000	$0.18	0.26

The following table states the number of Common Shares beneficially owned by each person known to us who beneficially owns more than 5% of our issued and outstanding Common Shares as of January 31, 2021. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 101,717,973 outstanding Common Shares as of January 31, 2021, plus the number of Common Shares underlying options or warrants that are exercisable within 60 days for the indicated beneficial owner.

Name of Shareholder	Number of Shares Owned	Percentage of Class
Sheldon Kales	29,041,000	26%
Rahul Kushwah	8,000,000	7%

Six- month period ended July 31, 2021

(a) The Company expensed $34,246 relating to the vesting of options issued on July 17, 2020, resulting in unvested stock- based compensation expense of $nil as of July 31, 2021.

(b) The Company expensed $18,958 relating to the vesting of options issued on September 21, 2020, resulting in unvested stock- based compensation expense of $nil as of July 31, 2021.

(c) On March 23, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.36 per share and vest immediately. These options have a term of one (1) year expiring on March 23, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of April 30, 2021	$-

During the six- month period ended July 31, 2021, the Company expensed $58,786 relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of July 31, 2021.

(d) On June 9, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.35 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on December 9, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of July 31, 2021	$55,369

During the six- month period ended July 31, 2021, the Company expensed $9,405 relating to the vesting of options, resulting in unvested stock- based compensation expense of $55,368 as of July 31, 2021.

(e) On July 30, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.25 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on January 30, 2023. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of July 31, 2021	$46,709

During the six- month period ended July 31, 2021, the Company expensed $257 relating to the vesting of options, resulting in unvested stock- based compensation expense of $46,708 as of July 31, 2021.

As of July 31, 2021, there was a total of $102,077 of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2021	9,095,000	$0.18
Granted	250,000	$0.36
Granted	250,000	$0.35
Granted	250,000	$0.25
Expired	(4,526,250)	$0.15
Exercised	(3,968,750)	$0.15
Outstanding July 31, 2021	1,350,000	$0.45

As at July 31, 2021, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	80,000	$1.02	3.96	July 17, 2025
70,000	-	$0.54	0.61	March 10, 2022
200,000	200,000	$0.54	0.67	March 30, 2022
250,000	250,000	$0.59	0.14	September 21, 2021
250,000	250,000	$0.36	0.65	March 23, 2022
250,000	-	$0.35	1.36	December 9, 2022
250,000	-	$0.25	2.00	July 30, 2023
1,350,000	780,000	$0.45	1.13

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from other holders of our Common Shares.

Record Holders

As of June 8, 2021, there are 102 registered shareholders of the Company, 57 of which, holding a total of 135,480 shares, have registered address in the United States.  Consequently, approximately 0.1245% of our issued and outstanding common shares is held by United States persons. The foregoing registered share numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside primarily because many of these ordinary shares are held of record by brokers or other nominees.

B. Related party transactions.

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO").

Transactions with key management personnel not disclosed elsewhere in this Registration Statement include the following:

	Year ended January 31, 2021	Year ended January 31, 2020

Management fees to the CEO	$99,500	$96,000
Management fees to a prior director	6,000	54,000
Management fees (issued in shares) to a director	-	55,000
Management fees to the COO	68,000	20,000
Management fees to the CFO	43,550	38,066
Total Management fees	$217,050	$263,066
Vehicle expense to the CEO	12,000	6,000
Vehicle expenses to the COO	10,500	-
Rent to the CEO included in rent expense	21,500	18,000
	$261,050	$287,066

	Six months ended July 31, 2021	Six months ended July 31, 2020

Management fees to the CEO	$51,000	$48,500
Management fees to a prior director	-	6,000
Management fees to the COO	41,000	32,000
Management fees to the CFO	38,400	25,600
Total Management fees	$130,400	$112,100
Vehicle expense to the CEO	9,000	3,500
Vehicle expenses to the COO	9,000	1,000
Rent to the CEO included in rent expense	15,000	9,500
	$163,400	$126,100

On April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. The Company expensed $286,575 on the vesting of options to directors and officers during the year ended January 31, 2021 (January 31, 2020: $nil).

During the year ended January 31, 2021, the Company paid $61,329 (2020: $nil) being marketing expenses to companies controlled by the children of the CEO.

As of January 31, 2021, there was $nil due to or from related parties (January 31, 2020 - $nil).

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $7,000 for COO services. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

C. Interests of experts and counsel.

None

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial statements are included in Item 18. "Financial Statements" commencing on page F-1.

Legal proceedings

No legal or arbitration proceeding that can have significant impact on our financial position or profitability is pending or is reasonably expected to be pending.

Dividends

We have not declared or paid any dividends since incorporation and we have no present intention to declare or pay any dividends in the foreseeable future. Any decision to declare or pay dividends on the Common Shares will be made by the board of directors based upon our earnings, financial requirements and other conditions existing at such future time.

B. Signiﬁcant Changes.

No significant change has occurred since the date of the annual financial statements or the date of the interim financial statements included in this Registration Statement on Form 20-F.

Item 9. The Oﬀer and Listing.

A. Oﬀer and listing details.

No offering is made by this registration Statement,  No new listing on an exchange is contemplated as of the date hereof.  The Company is a reporting issuer in the Province of Ontario and our Common Shares are listed for trading on the Canadian Securities Exchange in Canada, under the symbol "PMED:CSE".  The common shares are also quoted on the OTCQB® under the symbol "PMEDF."  Our Common Shares are in registered form and the transfer of our common shares is managed by our transfer agent, National Securities Administrators Ltd.

For additional details regarding our Common Shares, see Item 10.A, "Share Capital".

B. Plan of distribution.

Not applicable.

C. Markets.

See Item 9.A "Offer and listing details."

D. Selling shareholders

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

At January 31, 2021, the Company had 101,717,973 common shares outstanding.

At January 31, 2021, the Company had 9,095,000 outstanding stock options and 1,548,000 outstanding warrants.

i. Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

ii. Share issuances

During the year ended January 31, 2021

• The Company cancelled 4,000,000 common shares pursuant to the sale of its interest in Cultivar JA.

• 1,355,000 shares were issued upon exercise of 1,355,000 options at a price of $0.15 per share and 100,000 shares were issued upon exercise of 100,000 options at a price of $0.10 per share for total gross proceeds of $213,250. An amount of $108,435 was reclassed from share-based payment reserve to share capital.

• 100,000 shares were issued upon exercise of 100,000 warrants at a price of $0.50 per share for gross proceeds of $50,000. An amount of $7,481 was reclassed from warrant reserve to share capital.

• 50,000 shares were issued pursuant to the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform.

• 58,824 shares were issued at a price of $0.34 for a total consideration of $20,000. $8,333 was expensed to consulting services during the year ended January 31, 2021, while the remaining $11,667 is included in prepaid expenses as at January 31, 2021.

During the year ended January 31, 2020:

• The Company issued 800,000 common shares at $0.10 per share for services. This includes 550,000 common shares issued to a director valued at $55,000.

• On August 12, 2019, the Company closed a private placement of 3,296,000 units at $0.25 per unit for a consideration of $824,000. Each unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a "Warrant"), with each Warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. In connection with this private placement, the Company issued 66,400 shares as finders' fee, and incurred an additional $95,445 in share issuance costs.

• The Company issued 6,514,249 shares in connection with the acquisition.

• On January 10, 2020, the Company issued 100,000 shares for financial media marketing and investor services for a total consideration of $25,000, to be provided over the period commencing October 28, 2019 and ending on November 1, 2020.

As at January 31, 2021, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
1,548,000	$0.50	0.53	August 11, 2021

c) Stock Options

See Item 6(c) above.

Stock Option Plan

The Company has established a rolling Stock Option Plan (the "Plan"). Under the Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant. Options granted to Consultants performing investor relations activities shall vest over a minimum of 12 months with no more than 1/4 of such options vesting in any 3‐month period. All other options vest at the discretion of the Board of Directors.

B. Memorandum and Articles of Association.

Incorporation.

The Company was incorporated in the Province of British Columbia on September 3, 1987 under the BCBCA under the name "Riviera Explorations Ltd." In 1993, the Company changed its name from Riviera Explorations Ltd. to "Kentucky Oil &Gas Inc."  In 1994 the Company changed its name from Kentucky Oil &Gas Inc. to "Integrated Card Technologies Inc."  In 1997, the Company changed its name from Integrated Card Technologies Inc. to "Arizona Ventures Ltd."  As of August 31, 1998, the Company changed its name from Rizona Ventures Ltd. to "Admiral Bay Resources Inc." ("Admiral").  Effective as of September 23, 2019, Admiral was part of a three-way amalgamation that resulted in its name being changed to Cultivar Holdings Ltd.  On April 9, 2020, the Company changed its name to "Predictmedix Inc."

Objects and Purpose

The Company's Memorandum and Articles of Association ("Articles") do not contain a description of the Company's objects and purposes.

Powers of Directors

Management of the Company's Business

The directors of the Company manage and supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the BCBCA or by the Articles, required to be exercised by the Company's shareholders.

Election and Qualification of Directors

Each director holds office until the Company's next annual general meeting or until he or she is removed, dies or his office is earlier vacated in accordance with the Company's Articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on the Company's board holds office until the Company's next annual general meeting.

Under the Company's Articles, a director is not required to shares of the Company as qualification to hold office, but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Remuneration of Directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company. Directors are also entitled to reimbursement for reasonable expenses incurred in their capacity as a director.

Disclosable Interest

A director may not vote on a proposal, arrangement or contract in which the director is materially interested, unless all the directors have a material interest in same, in which case any or all of those directors may vote on such matter.

Borrowing Powers

The Company's Articles provide that the Company, if authorized by its directors, may:

• borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

• issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

• guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement

Our Articles do not set out a mandatory retirement age for our directors.

Special Rights or Restrictions Attached to Shares

Common Shares

The Company has 300,000,000 shares of common stock authorized. The holders of the Common Shares are entitled to dividends, if, as and when declared by the Board of Directors. The Company's shares are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital. Holders of Common Shares are entitled to receive notice of meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.

Location of Meetings

General meetings of shareholders may be held at a location outside of British Columbia to be determined and approved by a directors' resolution.

Time to Hold Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Calling Meetings of Shareholders

The Company's directors may, at any time, call a meeting of shareholders. Under the BCBCA, the holders of not less than 1/20th (5%) of the Company's issued shares that carry the right to vote at a meeting may require the Company's directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

Persons Entitled to Attend Shareholder Meetings

Shareholders entitled to vote at meetings are entitled to attend any meeting of shareholders. In addition, the directors, the president, if any, the secretary, if any, the assistant secretary (if any), the auditor of the Company, the lawyers for the Company and any other persons invited by the directors. any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, provided however, that any such attendee is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Quorum for Shareholder Meetings

The number of shareholders that must be present in person or by proxy at a meeting to constitute a quorum is 2. If there is only one shareholder entitled to vote at a meeting of shareholders, then the quorum is one person.

Alteration of the Rights of Shareholders

 All or any of the rights attached to our common shares, or any other class of shares duly authorized may, subject to the provisions of our articles or the BCBCA, be altered by a special resolution passed at a meeting of the holders of the shares of that class.  A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution at a meeting of shareholders at which a quorum is present.

C. Material Contracts.

The following table lists material contracts entered into by the Company for the two years preceding the filing of this registration statement.

Date and Name of Agreement	Description
July, 2020 Purchase Agreement - MobileWellbeing

In July of 2020, the Company entered into an Asset Purchase Agreement (the "MobileWellbeing Purchase Agreement") with Rajiv Muradia, as seller (the "Seller"), pursuant to which the Company acquired all of the Seller's interest in MobileWellbeing, a Telemedicine Remote Patient Monitoring platform ("MobileWellbeing"). The consideration for the acquisition was a combination of cash and stock, payable as follows: upon closing of the MobileWellbeing Purchase Agreement, the Company made a $25,000 cash payment to the Seller and issued the Seller 20,000 shares of the Company's common stock, with an additional 30,000 shares issued to the Seller on the 90th day following such closing. In addition, the Mobile Wellbeing Purchase Agreement contemplates that the Seller will receive a 20% commission on net sales of the Company attributable to the MobileWellbeing Platform (which commission is capped at $500,000) and additional stock consideration up to 200,000 shares of the Company's common stock depending on whether certain milestones are met.

July, 2020 Consulting Agreement

In connection with the acquisition of MobileWellbeing, on July 17, 2020 (the "Effective Date") the Company also entered into a consulting agreement with Rajiv Muradia (the "Consulting Agreement") pursuant to which the Mr. Muradia shall, among other things, assist the Company with commercializing the MobileWellbeing platform. Under the Consulting Agreement Mr. Muradia was granted 250,000 stock purchase options, vesting as follows: 80,00 stock options vested immediately, with 85,000 stock options vesting on each of July 17, 2021 and July 17, 2022. Each stock option is exercisable into one (1) share of the Company's common stock, at a price equal to the then closing price of the Company's common stock on the day immediately prior to the Effective Date.

March, 2020 Sale Agreement - Interest in Cultivar JA Limited Partnership

Sale Agreement with respect to the Company's 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., has agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to cancel 4,000,000 common shares of the Company owned by the principals. In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license to cultivate, process, retail and transport cannabis.

July, 2020 Consulting Agreement

Agreement dated July 1, 2020 and amended as of July 1, 2020 between Greenacres Medical Corp., a Canadian corporation owned and controlled by our Chief Executive Officer, Sheldon Kales ("Greenacres"), to pay monthly compensation of $8,500 for CEO services. In addition, pursuant to the Agreement the Company pays Greenacres rent in the amount of $2,000 per month and $1,500 per month for use of a vehicle.  The Agreement has a two-year term.

July, 2020 Consulting Agreement

Agreement dated July 1, 2020, as amended as of July 1, 2020 and as further amended as of May 1, 2021 between the Company and 2499597 Ontario Inc., a Canadian corporation owned and controlled by our Chief Operating Officer, Dr. Rahul Kushwah.  The Agreement has a term of two years and provides for monthly compensation of $6,000 for COO services. In addition, pursuant to the Agreement, the Company pays $1,500 per month for Dr. Kushwah's vehicle.

July, 2020 Assignment of Patent Rights	"Artificial Intelligence Driven Rapid Testing System For Infectious Diseases" Rahul Kushwah, Sheldon Kales, Nandan Mishra, and Himanshu Ujjawal Singh, Assignors
July, 2020 Assignment of Patent Rights	"System And Method To Automatically Recommend And Adapt A Treatment Regime For Patients" and "System And Method To Manage A Rewards Program For Patient Treatment Protocols" Rajiv Muridia, Assignor
Assignment of Patent Rights	"Utilizing Healthcare Providers Network Effect To Increase Compliance For Better Health Outcomes" Rajiv Muridia, Assignor
July 28, 2021 Assignment of Patent Rights	"Utilizing Healthcare Providers Network Effect To Increase Compliance For Better Health Outcomes" Rajiv Muridia, Assignor
August 6, 2021 Assignment of Patent Rights	"System And Method To Provide Product Recommendation And Sponsored Content To Patients Managed By Computerized Workflows For Treatment Protocols" Rajiv Muridia, Assignor

D. Exchange controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents are, however, subject to a 25% withholding tax pursuant to the Income Tax Act (Canada). Provided a United States resident is entitled to the benefit of the reciprocal tax treaty between Canada and the United States, such rate is generally reduced to 15% (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company).

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the common shares of the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of an acquisition of control of a Canadian business that exceeds the applicable financial threshold for review by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The financial thresholds for review vary according to the nationality of the investor, whether the investor is a state-owned enterprise and whether the Canadian business carries on any of the prescribed list of cultural activities set out in the Investment Canada Act. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. An acquisition resulting in the purchaser holding one third or more, but less than a majority, of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares. Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E. Taxation

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares. It applies only to ordinary shares that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares that is a member of a class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10% or more of the stock of the Company, a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local, non-U.S, or other tax laws, nor does it address the 3.8% U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of ordinary shares.

For purposes of this description, a "U.S. holder" is a beneficial owner of ordinary shares who holds such ordinary shares as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds the ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares.

Distributions

Subject to the Passive Foreign Investment Company ("PFIC") rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

Dividends paid to a non-corporate U.S. holder on shares will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Canada income tax treaty ("the Treaty") is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to "qualified dividends." In the case of a corporate U.S. holder, dividends on shares are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of any cash distribution paid in any foreign currency will be equal to the U.S. dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the U.S. holder, regardless of whether and when the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, and generally will be "passive category" income or, for certain taxpayers, "general category" income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. In general, a taxpayer's ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisors with respect to these matters.

Sale, Exchange or other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of ordinary shares will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder's tax basis, determined in U.S. dollars, in those ordinary shares. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares sold. There are limitations on the deductibility of capital losses.

The U.S. dollar value of any foreign currency received upon a sale or other disposition of ordinary shares will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes. If such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●

75% or more of its gross income for such year is "passive income" which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

●

50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we were a PFIC in any year during a U.S. holder's holding period for our ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

U.S. Information Reporting and Back-up Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Back-up withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from back-up withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service ("IRS") Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

Back-up withholding is not an additional tax. Amounts withheld as back-up withholding may be credited against a U.S. holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the back-up withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. holders that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. If a U.S. holder does not include in such holder's gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than $5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder's federal tax return. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of the foregoing or other United States informational reporting requirements to our ordinary shares in light of their particular circumstances.

British Columbia Tax Considerations

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the ("Tax Act") and at all relevant times, is not resident in Canada or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty") and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a "U.S. Holder" or "U.S. Holders", and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder's particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company's voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

The Company is required to withhold Part XIII tax from each dividend, and remit the withheld amount directly to the Receiver General of Canada for the account of the shareholder. U.S. Holders entitled to reduced withholding under the Treaty must provide the Company with certain information to ensure the correct amount of tax is withheld. The Company will provide U.S. Holders with a summary of withholdings annually. U.S. Holders are not required to file a separate income tax return to report dividends received from the Company in a given year.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company's common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the Canadian Securities Exchange on which the Company's shares trade) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing.

Even a common share is taxable Canadian Property to a U.S. Holder, a capital gain resulting of the disposition of that share will not be included in computing the U.S. Holder's taxable income for the purposes of the Tax Act, provided that the share constitutes "treaty-protected property" of such U.S. Holder. Common shares owned by a U.S. Holder will generally be treaty-protected property if the gain from the disposition of such share would, because of the Treaty, be exempt from tax under the Tax Act.

U.S. Holders holding Common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisers in advance of any disposition or deemed disposition thereof under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

If a U.S. Holder realizes a capital gain or capital loss from the disposition of a common shares that constitutes taxable Canadian property and is not treaty-protected property for the purposes of the Tax Act, the capital gain or capital loss is the amount, if any, by which the U.S. Holder's proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder's adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average cost base for identical properties. Generally, one-half of a capital gain ("taxable capital gain") is included in income form Canadian tax purposes in the year of disposition and one-half of a capital loss ("allowable capital loss") must be deducted from taxable capital gains realized by the U.S. Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back up to three years, or forward indefinitely, and deducted against net taxable capital gains in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such U.S. Holders should consult their own tax advisors.

Dividend

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

The audited financial statements of the Company as of and for the years ended January 31, 2021 and2020, appearing in this registration statement, have been audited by independent registered public accounting firm, Harbourside CPA LLP (formerly named Buckley Dodds LLP), as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of the firm as experts in accounting and auditing.

H. Documents on display.

The Company files information with the SEC via EDGAR. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Documents concerning the Company which are referred to in this Form 20-F may be inspected at the offices located at 77 King Street W., Suite 3000, Toronto, ON M5K 1G8 Canada. In addition, the Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

I. Subsidiary Information.

Cultivar Holdings Ltd.  Cultivar Holdings Ltd is an Ontario company that is wholly owned by Predictmedix.  This company currently has no operations.

Cann IP Holding is an Ontario company that is wholly owned by Predictmedix.  This Company currently has no operations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(a) Quantitative information about market risk.

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180-day to 360-day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at January 31, 2021, the Company had sufficient cash of $480,051 to settle current liabilities of $135,354.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Except for as set forth below, we do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund:

None.

Item 14. Material Modifications to the Rights of Securities Holders and use of Proceeds

Material Modifications to the Rights of Security Holders

See "Item 10. Additional Information- Articles of Organization -Description of Common Shares" for a description of the rights of securities holders.

Use of Proceeds

Not applicable for this registration statement on Form 20-F.

Item 15. Controls and Procedures.

Not applicable.

Item 16. [Reserved]

Item 16A. Audit committee ﬁnancial expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16.C. Principal Accountant Fees and Services

Not applicable.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16. E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the twelve-month period ended January 31, 2021, our CFO, Rakesh Malhotra, exercised 150,000 options to purchase 150,000 common shares and our CEO, Sheldon Kales, purchased 35,000 shares of our common stock in the open market.

Item 16.F. Change in Registrant's Certifying Accountant

There has been no change in Registrant's certifying accountant during the fiscal year ended January 31, 2021.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this registration on Form 20-F, beginning with page F-1.

Item 19. Exhibits

Exhibit 1.1*	Articles of Incorporation and Amendments

Exhibit 1.2*	Certificate of Change of Name dated April 9, 2020

Exhibit 4.1*	Stock Option Plan and form of Award Agreement

Exhibit 4.2*	Audit Committee Charter

Exhibit 4.3*	Asset Purchase Agreement for Mobile Wellbeing Platform

Exhibit 4.4*	Consulting Agreement related to MobileWellbeing

Exhibit 4.5*	Sale Agreement dated March 30, 2020 between the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., and the principals of Cultivar JA

Exhibit 4.6*	Agreement dated July 1, 2020 and amended as of July 1, 2020 between the Company and Greenacres Medical Corp.

Exhibit 4.7*	Agreement dated July 1, 2020, as amended as of July 1, 2020 and as further amended as of May 1, 2021 between the Company and 2499597 Ontario Inc.

Exhibit 4.8*	Assignment of Patent Rights dated July 6, 2020 pertaining to the patent application entitled, "Artificial Intelligence Driven Rapid Testing System For Infectious Diseases"

Exhibit 4.9*	Assignment of Patent Rights dated July 6, 2020 pertaining to the patent applications entitled, "System And Method To Automatically Recommend And Adapt A Treatment Regime For Patients" Filed 05-Jul-2020; And "System And Method To Manage A Rewards Program For Patient Treatment Protocols" filed 05- JUL-2020.

Exhibit 4.10*	Assignment of Patent Rights [undated] pertaining to the patent application entitled, "Utilizing Healthcare Providers Network Effect to Increase Compliance For Better Health Outcomes"

Exhibit 4.11	Assignment of Patent rights dated August 6, 2021 pertaining to the patent application entitled "System And Method To Provide Product Recommendation And Sponsored Content To Patients Managed By Computerized Workflows For Treatment Protocols"

Exhibit 4.12	Assignment of Patent rights dated July 28, 2021 pertaining to the patent application entitled "Utilizing Health Care Providers Network Effect to Increase Compliance for Better Health Outcomes"

Exhibit 15.1	Consent of Harbourside CPA LLP

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement om Form 40-F behalf.

Date: October 5, 2021

PREDICTMEDIX INC.

By: /s/ Sheldon Kales

            Sheldon Kales, President and CEO

Predictmedix Inc. (formerly, Cultivar Holdings Inc.)

Condensed interim consolidated financial statements

For the three and six months ended July 31, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

PREDICTMEDIX INC. (formerly CULTIVAR HOLDINGS INC.)

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JULY 31, 2021 AND 2020

(Unaudited - Amounts expressed in Canadian Dollars)

TABLE OF CONTENTS
Page No

Cover	1
Index	2
Condensed Consolidated Interim Statements of Financial Position as at July 31, 2021 (unaudited) and January 31, 2021 (audited)	3
Condensed Consolidated Interim Statements of loss and Comprehensive loss for the three and six months ended July 31, 2021 and July 31, 2020 (unaudited)	4
Condensed Consolidated Interim Statements of Changes in Equity for the six months ended July 31, 2021 and July 31, 2020 (unaudited)	5
Condensed Consolidated Interim Statements of Cash Flows for the six months ended July 31, 2021 and July 31, 2020 (unaudited)	6
Condensed notes to the interim consolidated financial statements	7-25

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Condensed Interim Statements of Financial Position (Unaudited - expressed in Canadian dollars)

ASSETS	July 31, 2021	January 31, 2021
CURRENT
Cash	$1,179,486	$480,051
Accounts receivable	73,000	-
Sales tax receivable	182,910	111,952
Prepaid expenses (Note 6)	133,455	155,442
	1,568,851	747,445

Property and equipment (Note 7)	6,960	8,188
Intangible assets (Note 8)	435,419	248,010
Right-of-use asset (Note 9)	-	-
TOTAL ASSETS	$2,011,230	$1,003,643

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$113,073	$135,354
Deferred revenue	23,360	-
	136,433	135,354

Non-current liabilities	-	-
TOTAL LIABILITIES	136,433	135,354

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	5,556,588	4,031,650
Warrant reserve (Note 11)	571,792	115,802
Share-based payment reserve (Note 10)	676,200	853,848
Accumulated deficit	(4,929,783)	(4,133,011)
	$1,874,797	$868,289
Non-controlling interest	-	-
TOTAL SHAREHOLDERS' EQUITY	1,874,797	868,289
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,011,230	$1,003,643

Organization and nature of operations (Note 1)
Basis of presentation and going concern (Note 2)
Commitment and contingencies (Note 13)

Approved on behalf of the Board of Directors:

/Sheldon Kales/

Signed: Sheldon Kales, CEO and Director

/Rahul Kushwah/

Signed: Rahul Kushwah, COO and Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

3

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Condensed Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) (Unaudited- expressed in Canadian dollars)

	For the	For the	For the	For the
	three	three	six	six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2021	2020	2021	2020

Revenue	$49,640	$-	$49,640	$-
Operating Expenses
Cost of revenue	$24,800	$6,959	$24,800	$7,964
Administration and general	7,665	-	13,087	-
Audit and accounting	3,933	16,500	5,683	16,500
Amortization (Note 7)	614	877	1,228	1,754
Consulting fees	54,531	38,048	124,672	69,938
Legal fees	27,069	66,282	77,289	95,952
Management fees (Note 12)	84,500	67,100	130,400	112,100
Marketing expenses	103,317	79,407	237,597	79,407
Payroll and related	41,726	-	41,726	-
Rent expenses (Note 12)	9,000	5,000	15,000	9,500
Research and development	-	26,300	-	26,300
Share based compensation (Note 10)	38,095	144,200	121,652	327,324
Transfer agent and filing fees	24,225	12,040	28,485	38,079
Travel, entertainment and related	3,751	6,555	6,793	14,199
Vehicle use expenses (Note 12)	9,000	4,000	18,000	5,500
	$(432,226)	$(473,268)	$(846,412)	$(804,517)
Income (Loss) from discontinued operations (Note 5)	-	-	-	346,296
Income (Loss) and comprehensive gain (loss)	$(382,586)	$(473,268)	$(796,772)	$(458,221)

Income (Loss) and comprehensive income (loss) attributable to:
Shareholders	$(382,586)	$(473,268)	$(796,772)	$(455,379)
Non-controlling interest	$-	$-	$-	$(2,842)
Income (Loss) per share-Basic and Diluted	$(0.004)	$(0.005)	$(0.007)	$(0.004)
Weighted average number of shares outstanding- Basic and Diluted	108,801,292	100,233,578	106,998,405	102,498,593

The accompanying notes are an integral part of these interim condensed consolidated financial statements

4

Predictmedix Inc. (formerly Cultivar Holdings Inc.)

Condensed Consolidated Statement of Changes in Shareholders' Equity

for the periods ended July 31, 2021 and July 31, 2020

(Unaudited-expressed in Canadian dollars)

	Number of common shares outstanding	Share capital	Warrant reserve	Share-based payment reserve	Non-Controlling Interest	Deficit	Total

Balance as of January 31, 2020	104,054,149	$4,119,484	$123,283	$15,922	$(63,093)	$(2,611,940)	$1,583,656

Sale of Cultivar Jamaica	(4,000,000)	(540,000)	-	-	65,935	60,620	(413,445)

Share-based compensation	-	-	-	327,324	-	-	327,324

Shares issued on acquisition of intangible asset	20,000	21,200	-	-	-	-	21,200

Exercise of options	462,500	64,375	--	-	-	-	64,375

Exercise of warrants	50,000	25,000	-	-	-	-	25,000

Net loss for the period	-	-	-	-	(2,842)	(455,379)	(458,221)

Balance as at July 31, 2020	100,586,649	$3,690,059	$123,283	$343,246	$-	$(3,006,699)	$1,149,889

Balance as of January 31, 2021	101,717,973	4,031,650	115,802	853,848	-	(4,133,011)	868,289

Private placement of units	3,114,569	634,095	455,990	-	-	-	1,090,085

Share issuance costs	-	(3,770)	-	-	-	-	(3,770)

Exercise of options	3,968,750	894,613	-	(299,300)	-	-	595,313

Share-based compensation	-	-	-	121,652	-	-	121,652

Net loss for the period	-	-	-	-	-	(796,772)	(796,772)

Balance as at July 31, 2021	108,801,292	$5,556,588	$571,792	$676,200	$-	$(4,929,783)	$1,874,797

The accompanying notes are an integral part of these interim condensed consolidated financial statements

5

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Consolidated Statement of Cash Flows (Unaudited-expressed in Canadian dollars)

	For the six months ended July 31, 2021	For the six months ended July 31 2020

OPERATING ACTIVITIES

Net income (loss)	$(796,772)	$(458,221)
Non-cash items included in net loss and other adjustments:
Amortization	1,228	1,754
Income (Loss) from discontinued operations	-	(346,296)
Share-based compensation	121,652	327,324
Changes in non-cash working capital:
Sales tax receivable	(70,958)	(48,667)
Prepaid expenses	21,987	(51,710)
Accounts receivable	(73,000)	-
Accounts payable and accrued liabilities	(22,281)	10,420
Deferred revenue	23,360	-
Net assets from discontinued operations	-	(70,123)
CASH USED IN OPERATING ACTIVITIES	(794,784)	(635,519)

INVESTING ACTIVITIES
Investment in intangible assets	(187,409)	(25,000)
CASH USED IN INVESTING ACTIVITIES	(187,409)	(25,000)

FINANCING ACTIVITIES
Proceeds from issuance of units	1,090,085	-
Share issue expenses	(3,770)	-
Proceeds from exercise of options and warrants	595,313	89,375
Lease payments made for discontinued operations	-	(2,129)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,681,628	87,246

NET CHANGE IN CASH DURING THE PERIOD	699,435	(573,273)
CASH, BEGINNING OF PERIOD	480,051	1,493,577
CASH, END OF PERIOD	$1,179,486	$920,304

Cash paid for interest and income taxes	$-	$-

Supplemental cash flow information

Non-cash transactions during the period

Shares issued for acquisition of intangible assets	$-	53,000

The accompanying notes are an integral part of these interim condensed consolidated financial statements

6

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

1. Organization and Nature of Operations

Admiral Bay Resources Inc. ("Admiral") was incorporated in British Columbia on September 3, 1987.

Effective September 23, 2019, Admiral was part of a three-cornered amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of a three-cornered amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd. Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders. As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company").

On April 9, 2020, the Company announced that it has completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB have also been changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

On February 15, 2018, the Company had acquired a 49% interest in a newly incorporated Cultivar JA Limited, ("CJA") a corporation incorporated under the laws of Jamaica. The remaining 51% interest was owned by local Jamaican business partners. On March 27, 2020, the Company sold and discontinued its interests in CJA (Note 5).

On July 16, 2018, the Company had acquired a 100% interest in a newly incorporated CannIP Holdings Inc. (formerly 2639745 Ontario Inc.) ("Cann") a corporation incorporated under the laws of the province of Ontario. Cann is engaged in the development of cosmetic and edible product lines, as well as investment in technology to detect an individual influence of cannabis. The Company did a one for one share exchange with Cann and issued 29,800,000 common shares to the shareholders of Cann.

The Company, through its subsidiaries, is in the business of investment in technology to detect if an individual is under the influence of cannabis and to predict substance addiction. The Company is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.

The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

7

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern

Basis of Preparation

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial instruments recorded at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the Company's reporting currency.

Statement of Compliance

These condensed interim consolidated financial statements (the "Financial Statements") are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.  The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended January 31, 2021, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the January 31, 2021 annual consolidated financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries; Cultivar Holdings Ltd. and Cann from the date of acquisition. The Company has a 100% interest in Cann and in Cultivar Holdings Ltd. The Company had a 49% interest in CJA which was sold on March 27, 2020 (see note 5). All inter-company transactions and balances have been eliminated on consolidation.

Going Concern Assumption

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At July 31, 2021, the Company had cash of $1,179,486, working capital of $1,432,418 and an accumulated deficit of $4,929,783. The continuing operations of the Company are dependent on generation of revenues and profits and funding to be provided by equity investors.  The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. These interim condensed consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

8

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates

The preparation of these interim consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgements

The preparation of these interim consolidated financial statements requires management to make judgements regarding the going concern of the Company (discussed above), as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the interim consolidated financial statements include:

Share-based payments

Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred tax assets & liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Useful life of property and equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

9

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates (Cont'd)

Leases

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment of the lease term is reviewed if a significant event or a significant change in circumstance occurs, which affects this assessment and that is within the control of the lessee. The Company estimates the incremental borrowing rate used to measure our lease liability for each lease contract. This includes estimation in determining the asset-specific security impact.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Approval of the interim consolidated financial statements

These interim consolidated financial statements were authorized for issuance by the Board of Directors on September 29, 2021.

3. Significant Accounting Policies

The accounting policies set out in the consolidated financial statements at January 31, 2021, have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Revenue Recognition

Revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract

5. Recognize revenue when (or as) the entity satisfies a performance obligation

10

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

3. Significant Accounting Policies (Cont'd)

New standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendment a) clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period" b) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, and c) make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

4. Acquisition

During the year ended January 31, 2020, the Company completed the following acquisition:

Effective September 23, 2019, the Company was part of a three-cornered amalgamation among the Company, 2693980 Ontario Inc. (a wholly owned subsidiary) and Cultivar Holdings Ltd. (the "Transaction"). The result of the transaction was that Admiral acquired all the issued and outstanding securities of Cultivar Holdings Ltd. on the basis of one share of Admiral for each share of former Cultivar. All outstanding warrants to purchase former Cultivar shares were exchanged, on an equivalent basis, for warrants to purchase shares of the Company. At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. and former Cultivar was amalgamated into 2693980 Ontario Inc.

Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

The fair value of the acquired assets and liabilities assumed is as follows:

Assets acquired by the Company:

Cash	$3,448

Prepaid expenses	1,125

Liabilities assumed by the Company:

Accounts payable and accrued liabilities	(19,127)

Loans payable	(107,525)

Net liabilities assumed	(122,079)

Fair value of shares issued	(1,367,992)

Loss on acquisition	$(1,490,071)

11

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

5. Sale of interest in Cultivar JA Limited

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to return and cancel 4,000,000 common shares of the Company owned by the principals.  In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.

The sale agreement constituted a discontinued operation involving the loss of control of Cultivar JA by the Company. A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is re-presented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company have been valued at $540,000, being the fair value of the shares on the date of the sale transaction.

The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss)

	For the six months ended July 31, 2021	For the six months ended July 31, 2020

Expenses:
Amortization	$-	$2,871
Interest expense	-	687
Travel, entertainment and related	-	2,014
Net loss for the period prior to the sale transaction	-	(5,572)
Gain on divesture	-	351,868

Gain (Loss) from discontinued operations, net of tax	$-	$346,296

12

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

6. Prepaid Expenses

Prepaid expenses as of July 31, 2021 include $70,060 to conduct a study to further validate its proprietary impairment detection technology for both alcohol and cannabis (January 31, 2021 - $70,060).

7. Property and Equipment

	Equipment	Leasehold Improvement	Total

Cost
Balance as at January 31, 2020	$21,953	$9,916	$31,869
Discontinuance of business (Note 5)	(8,585)	(9,916)	(18,501)
Balance as at January 31, 2021	$13,368	$-	$13,368
Additions	-	-	-
Balance as at July 31, 2021	$13,368	$-	$13,368

Accumulated Amortization

Balance as at January 31, 2020	$5,749	$5,929	$11,678
Amortization	3,509	-	3,509
Discontinuance of business (Note 5)	(4,078)	(5,929)	(10,007)
Balance as at January 31, 2021	$5,180	$-	$5,180
Amortization	1,228	-	1,228
Balance as at July 31, 2021	$6,408	$-	$6,408

Net Carrying Amounts

As at January 31, 2021	$8,188	$-	$8,188

As at July 31, 2021	$6,960	$-	$6,960

13

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

8. Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares to be issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

The acquisition has contingent considerations and royalty payments on achievement of certain milestones. The Company shall pay royalty of 20 percent of gross sales from the first $2.5 million in sales generated exclusively from the MWB platform. In addition, the Company is obligated to issue an additional 200,000 common shares commencing with the release of the initial version of the MWB platforms to the market and achievement of sales related milestones.

Contingent consideration in an asset acquisition was discussed at the March 2016 IFRS Interpretations Committee (IFRIC) meeting. An accounting policy choice exists, therefore an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. The Company has opted to recognize the liability only when the related activity that gives rise to the variability occurs.

Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000

Purchase Price allocation
Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

MWB in the development phase and is currently not in use. Amortization will be recorded on this intangible asset from the date when they are put to use.

IDSS is completing its development and is estimated to have a useful life of 7 years. The asset will be amortized on a straight-line basis.

14

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

8. Intangible Assets (Cont'd)

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total

Cost

Balance at January 31, 2020	$-	$-	$-

Acquisition	78,000	-	78,000

Additions	13,970	156,040	170,010

Balance at January 31, 2021	$91,970	$156,040	$248,010

Additions	46,591	140,818	187,409

Balance at July 31, 2021	$138,561	$296,858	$435,419

Net Book Value

Balance, January 31, 2021	$91,970	$156,040	$248,010

Balance, July 31, 2021	$138,561	$296,858	$435,419

15

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

9. Leases

Right-of-use assets of $nil (January 31, 2021- $nil) and total lease liability of $nil (January 31, 2021- $nil) have been removed from the statement of financial position of the Company as of January 31, 2021 on account of the sale of Company's interest in Cultivar JA (Note 5).

Right of use assets

The Company's right of use assets as at July 31, 2021 and January 31, 2021 were as follows:

Balance as at January 31, 2020	$12,192
Amortization	(2,871)
Discontinuance of business (Note 5)	(9,321)
As at January 31, 2021 and July 31, 2021	$-

Lease liability

At the commencement date of the leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 18% which is the Company incremental borrowing rate.

Lease liability interest expense recognized in profit and loss and lease payments recognized in the financing component of statement of cash flows are as follows:

Balance as at January 31, 2020	$15,189
Interest expense	687
Lease payments made during the year	(2,129)
Discontinuance of business (Note 5)	(13,747)
As at January 31, 2021 and July 31, 2021	$-

The Company's lease liability as at July 31, 2021 and January 31, 2021 was as follows:

	July 31, 2021	January 31, 2021

Lease liability - current	$-	$-
Lease liability - non- current		-
Total lease liability	$-	$-

16

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital.  The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

Year ended January 31, 2021

a) In October 2018, the Company granted options to a consultant to acquire a total of 250,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 75,000 immediately, 37,500 at the date of engineering milestone (vested during the quarter ended July 31, 2019) and balance 137,500 on completion of additional milestones, including 75,000 on model development (vested during the quarter ended October 31, 2019) and 62,500 on project handover, with an expiry term of two years. The fair value of each option used for the purpose of estimating the stock-based compensation was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	2 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $3,311, resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

b) In November 2018, the Company granted options to a consultant to acquire a total of 100,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 25,000 immediately, and 25,000 each on April 1, 2019, September 1, 2019 and March 1, 2020 with an expiry term of three years. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.30%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	3 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2020, the Company expensed $260, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

17

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation (Cont'd)

f) On September 17, 2020, the Company granted options to a consultant to purchase up to 200,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on date of grant. These options expire on March 30, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	189%
Expected life	1.5 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $81,979, relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

g) On September 21, 2020, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.59 per share and vest in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on September 21, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$18,958

During the year ended January 31, 2021, the Company expensed $77,375 relating to the vesting of options, resulting in unvested stock- based compensation expense of $18,958 as of January 31, 2021.

As of January 31, 2021, there was $53,204 (January 31, 2020: $3,571) of unvested stock-based compensation expense.

18

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation (Cont'd)

Six- month period ended July 31, 2021

(a) The Company expensed $34,246 relating to the vesting of options issued on July 17, 2020, resulting in unvested stock- based compensation expense of $nil as of July 31, 2021.

(b) The Company expensed $18,958 relating to the vesting of options issued on September 21, 2020, resulting in unvested stock- based compensation expense of $nil as of July 31, 2021.

(c) On March 23, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.36 per share and vest immediately. These options have a term of one (1) year expiring on March 23, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of April 30, 2021	$-

During the six- month period ended July 31, 2021, the Company expensed $58,786 relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of July 31, 2021.

(d) On June 9, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.35 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on December 9, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of July 31, 2021	$55,369

During the six- month period ended July 31, 2021, the Company expensed $9,405 relating to the vesting of options, resulting in unvested stock- based compensation expense of $55,368 as of July 31, 2021.

19

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

10. Stock-Based Compensation (Cont'd)

Six- month period ended July 31, 2021 (Cont'd)

(e) On July 30, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.25 per share and vest equally over the next 3, 6, 9 and 12 months. These options have a term of 18 months expiring on January 30, 2023. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1.5 years
Unvested stock-based compensation expense as of July 31, 2021	$46,709

During the six- month period ended July 31, 2021, the Company expensed $257 relating to the vesting of options, resulting in unvested stock- based compensation expense of $46,708 as of July 31, 2021.

As of July 31, 2021, there was a total of $102,077 of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2021	9,095,000	$0.18
Granted	250,000	$0.36
Granted	250,000	$0.35
Granted	250,000	$0.25
Expired	(4,526,250)	$0.15
Exercised	(3,968,750)	$0.15
Outstanding July 31, 2021	1,350,000	$0.45

As at July 31, 2021, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	80,000	$1.02	3.96	July 17, 2025
70,000	-	$0.54	0.61	March 10, 2022
200,000	200,000	$0.54	0.67	March 30, 2022
250,000	250,000	$0.59	0.14	September 21, 2021
250,000	250,000	$0.36	0.65	March 23, 2022
250,000	-	$0.35	1.36	December 9, 2022
250,000	-	$0.25	2.00	July 30, 2023
1,350,000	780,000	$0.45	1.13

20

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

11. Capital Stock

The Company is authorized to issue the following shares:

  Unlimited number of common shares without par value

a) Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

At July 31, 2021, the Company has 108,801,292 common shares issued and outstanding.

b) Share issuances

During the six- month period ended July 31, 2021

  On March 5, 2021, the Company closed a private placement of 3,114,529 units at $0.35 per unit for a consideration of $1,090,085. Each unit is comprised of one common share and one common share purchase warrant, with each Warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions:  Expected dividend yield of 0%; risk free interest rate of 0.23%; expected volatility of 188%; expected life of 2 years.  The relative fair value of the warrants has been valued at $455,990 and common shares at $634,095. In connection with this private placement, the Company incurred $3,770 in share issuance costs.
  3,968,750 shares were issued upon exercise of 3,968,750 options at a price of $0.15 per share for total gross proceeds of $595,313. An amount of $299,300 was reclassed from share-based payment reserve to share capital.

During the year ended January 31, 2021

  The Company cancelled 4,000,000 common shares pursuant to the sale of its interest in Cultivar JA (Note 5).
  1,355,000 shares were issued upon exercise of 1,355,000 options at a price of $0.15 per share and 100,000 shares were issued upon exercise of 100,000 options at a price of $0.10 per share for total gross proceeds of $213,250. An amount of $108,435 was reclassed from share-based payment reserve to share capital.
  100,000 shares were issued upon exercise of 100,000 warrants at a price of $0.50 per share for gross proceeds of $50,000. An amount of $7,481 was reclassed from warrant reserve to share capital.
  50,000 shares were issued pursuant to the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform (Note 8)
  58,824 shares were issued at a price of $0.34 for a total consideration of $20,000. $8,333 was expensed to consulting services during the year ended January 31, 2021, while the remaining $11,667 is included in prepaid expenses as at January 31, 2021.

21

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

11. Capital Stock (Cont'd)

a) Warrants

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2020	1,648,000	$0.50
Exercised	(100,000)	$0.50
Outstanding, January 31, 2021	1,548,000	$0.50
Issued	3,114,569	$0.50
Outstanding, July 31, 2021	4,662,569	$0.50

As at July 31, 2021, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
1,548,000	$0.50	0.03	August 11, 2021
3,114,569	$0.50	1.59	March 5, 2023
4,662,569	$0.50	1.08

12. Related Party Transactions

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO").

Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Six months ended July 31, 2021	Six months ended July 31, 2020

Management fees to the CEO	$51,000	$48,500
Management fees to a prior director	-	6,000
Management fees to the COO	41,000	32,000
Management fees to the CFO	38,400	25,600
Total Management fees	$130,400	$112,100
Vehicle expense to the CEO	9,000	3,500
Vehicle expenses to the COO	9,000	1,000
Rent to the CEO included in rent expense	15,000	9,500
	$163,400	$126,100

22

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

12. Related Party Transactions (Cont'd)

	Three months ended July 31, 2021	Three months ended July 31, 2020

Management fees to the CEO	$25,500	$24,500
Management fees to the COO	23,000	17,000
Management fees to the CFO	36,000	25,600
Total Management fees	$84,500	$67,100
Vehicle expense to the CEO	4,500	2,000
Vehicle expenses to the COO	4,500	1,000
Rent to the CEO included in rent expense	9,000	5,000
	$102,500	$75,100

During the six months ended July 31, 2021, the Company paid $57,000 (July 31, 2020: $14,992) being marketing expenses to companies controlled by the children of the CEO.

As of July 31, 2021, there was $nil due to any related parties (July 31, 2020- $nil)

13. Commitments and Contingencies

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $6,000 for COO services which effective May 1, 2021, is revised to $8,500 per month. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

14. Financial Instruments

The fair value of the Company's accounts payable, approximate carrying value, due to their short-term nature.  The Company's cash is measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.

23

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

14. Financial Instruments (Cont'd)

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180 day to 360 day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at July 31, 2021, the Company had sufficient cash of $1,179,486 to settle current liabilities of $136,433.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

 24

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements July 31, 2021 (in Canadian dollars) (Unaudited)

15. Capital Management

The Company considers its capital to be shareholders' equity, which is comprised of share capital and deficit, which as at July 31, 2021 totaled $1,874,797. The Company's capital structure is adjusted based on the funds available to the Company such that it may continue to seek new opportunities. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The sources of future funds presently available to the Company are through the sale of equity capital or debt of the Company.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital restrictions.

16. Segment Information

The Company, through its subsidiaries, is currently focused solely on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.  All assets are located in Canada

25

Predictmedix Inc. (formerly, Cultivar Holdings Inc.)

Condensed interim consolidated financial statements

For the three months ended April 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

PREDICTMEDIX INC. (formerly CULTIVAR HOLDINGS INC.)

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED APRIL 30, 2021 AND 2020

(Unaudited - Amounts expressed in Canadian Dollars)

TABLE OF CONTENTS
Page No

Cover	1
Index	2
Condensed Consolidated Interim Statements of Financial Position as at April 30, 2021 (unaudited) and January 31, 2021 (audited)	3
Condensed Consolidated Interim Statements of income (loss) and Comprehensive income (loss) for the three months ended April 30, 2021 and April 30, 2020 (unaudited)	4
Condensed Consolidated Interim Statements of Changes in Equity for the three months ended April 30, 2021 and April 30, 2020 (unaudited)	5
Condensed Consolidated Interim Statements of Cash Flows for the three months ended April 30, 2021 and April 30, 2020 (unaudited)	6
Condensed notes to the interim consolidated financial statements	7-19

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Condensed Interim Statements of Financial Position (Unaudited - expressed in Canadian dollars)

ASSETS	April 30, 2021	January 31, 2021
CURRENT
Cash	$1,701,372	$480,051
Sales tax receivable	138,829	111,952
Prepaid expenses (Note 6)	151,643	155,442
	1,991,844	747,445

Property and equipment (Note 7)	7,574	8,188
Intangible assets (Note 8)	289,578	248,010
Right-of-use asset (Note 9)	-	-
TOTAL ASSETS	$2,288,996	$1,003,643

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$69,708	$135,354
Lease liability current portion (Note 9)	-	-
	69,708	135,354

Lease liability non- current portion (Note 9)	-	-
TOTAL LIABILITIES	69,708	135,354

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	5,556,588	4,031,650
Warrant reserve (Note 11)	571,792	115,802
Share-based payment reserve (Note 10)	638,105	853,848
Accumulated deficit	(4,547,197)	(4,133,011)
	$2,219,288	$868,289
Non-controlling interest	-	-
TOTAL SHAREHOLDERS' EQUITY	2,219,288	868,289
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,288,996	$1,003,643

Organization and nature of operations (Note 1)
Basis of presentation and going concern (Note 2)
Commitment and contingencies (Note 13)
Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

/Sheldon Kales/

Signed: Sheldon Kales, CEO and Director

/Rahul Kushwah/

Signed: Rahul Kushwah, COO and Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

3

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Condensed Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) (Unaudited- expressed in Canadian dollars)

	For the three months ended April 30, 2021	For the three months ended April 30, 2020

Expenses:
Administration and general	$5,422	$1,005
Amortization (Notes 7)	614	877
Audit and accounting	1,750	-
Consulting fees	70,141	31,890
Legal fees	50,220	29,670
Management fees (Note 12)	45,900	45,000
Marketing expenses	134,280	-
Rent expense (Note 12)	6,000	4,500
Share based compensation (Note 10)	83,557	183,124
Transfer agent and filing fees	4,260	26,039
Travel, entertainment and related	3,042	7,644
Vehicle use expenses (Note 12)	9,000	1,500
	(414,186)	(331,249)
Income (Loss) from discontinued operations (Note 5)	-	346,296
Income (Loss) and comprehensive gain (loss)	$(414,186)	$15,047

Income (Loss) and comprehensive income (loss) attributable to:
Shareholders	$(414,186)	$17,889
Non-controlling interest	$-	$(2,842)
Income (Loss) per share-Basic and Diluted	$(0.0039)	$0.0001
Weighted average number of shares outstanding- Basic and Diluted	105,134,748	102,498,593

The accompanying notes are an integral part of these interim condensed consolidated financial statements

4

Predictmedix Inc. (formerly Cultivar Holdings Inc.)

Condensed Consolidated Statement of Changes in Shareholders' Equity

for the periods ended April 30, 2021 and April 30, 2020

(Unaudited-expressed in Canadian dollars)

	Number of common shares outstanding	Share capital	Warrant reserve	Share-based payment reserve	Non-Controlling Interest	Deficit	Total
Balance as of January 31, 2020	104,054,149	$4,119,484	$123,283	$15,922	$(63,093)	$(2,611,940)	$1,583,656

Sale of Cultivar Jamaica	(4,000,000)	(540,000)	-	-	65,935	60,620	(413,445)

Share-based compensation	-	-	-	183,124	-	-	183,124

Net income for the period	-	-	-	-	(2,842)	17,889	15,047

Balance as at April 30, 2020	100,054,149	$3,579,484	$123,283	$199,046	$-	$(2,533,431)	$1,368,382

Balance as of January 31, 2021	101,717,973	$4,031,650	$115,802	$853,848	$-	$(4,133,011)	$868,289

Private placement of units	3,114,569	634,095	455,990	-	-	-	1,090,085

Share issuance costs	-	(3,770)	-	-	-	-	(3,770)

Exercise of options	3,968,750	894,613	-	(299,300)	-	-	595,313

Share-based compensation	-	-	-	83,557	-	-	83,557

Net loss for the period	-	-	-	-	-	(414,186)	(414,186)

Balance as at April 30, 2021	108,801,292	$5,556,588	$571,792	$638,105	$-	$(4,457,197)	$2,219,288

The accompanying notes are an integral part of these interim condensed consolidated financial statements

5

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Consolidated Statement of Cash Flows (Unaudited-expressed in Canadian dollars)

	For the three months ended April 30, 2021	For the three months ended April 30, 2020

OPERATING ACTIVITIES
Net income (loss)	$(414,186)	$15,047
Non-cash items included in net loss and other adjustments:
Amortization	614	877
Loss (Income) from discontinued operations	-	(346,296)
Share-based compensation	83,557	183,124
Changes in non-cash working capital:
Sales tax receivable	(26,877)	(5,767)
Prepaid expenses	3,799	26,860
Accounts payable and accrued liabilities	(65,646)	(23,080)
Net assets from discontinued operations	-	(59,523)
CASH USED IN OPERATING ACTIVITIES	(418,739)	(208,758)

INVESTING ACTIVITIES
Purchase of intangible assets	(41,568)	-
CASH USED IN INVESTING ACTIVITIES	(41,568)	-

FINANCING ACTIVITIES
Proceeds from issuance of units	1,090,085	-
Share issue expenses	(3,770)	-
Proceeds from exercise of options	595,313	-
Lease payments made for discontinued operations	-	(2,129)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,681,628	(2,192)

NET CHANGE IN CASH DURING THE PERIOD	1,221,321	(210,887)
CASH, BEGINNING OF PERIOD	480,051	1,493,577
CASH, END OF PERIOD	$1,701,372	$1,282,690

Cash paid for interest and income taxes	$-	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements

6

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars) (Unaudited)

1. Organization and Nature of Operations

Admiral Bay Resources Inc. ("Admiral") was incorporated in British Columbia on September 3, 1987.

Effective September 23, 2019, Admiral was part of a three-cornered amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of a three-cornered amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd. Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders. As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company").

On April 9, 2020, the Company announced that it has completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB have also been changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

On February 15, 2018, the Company had acquired a 49% interest in a newly incorporated Cultivar JA Limited, ("CJA") a corporation incorporated under the laws of Jamaica. The remaining 51% interest was owned by local Jamaican business partners. On March 27, 2020, the Company sold and discontinued its interests in CJA (Note 5).

On July 16, 2018, the Company had acquired a 100% interest in a newly incorporated CannIP Holdings Inc. (formerly 2639745 Ontario Inc.) ("Cann") a corporation incorporated under the laws of the province of Ontario. Cann is engaged in the development of cosmetic and edible product lines, as well as investment in technology to detect an individual influence of cannabis. The Company did a one for one share exchange with Cann and issued 29,800,000 common shares to the shareholders of Cann.

The Company, through its subsidiaries, is in the business of investment in technology to detect if an individual is under the influence of cannabis and to predict substance addiction. The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

.

7

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern

Basis of Preparation

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial instruments recorded at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the Company's reporting currency.

Statement of Compliance

These condensed interim consolidated financial statements (the "Financial Statements") are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.  The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended January 31, 2021, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the January 31, 2021 annual consolidated financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries; Cultivar Holdings Ltd. and Cann from the date of acquisition. The Company has a 100% interest in Cann and in Cultivar Holdings Ltd. The Company had a 49% interest in CJA which was sold on March 27, 2020 (see note 5). All inter-company transactions and balances have been eliminated on consolidation.

Going Concern Assumption

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At April 30, 2021, the Company had cash of $1,701,372, working capital of $1,922,136 and an accumulated deficit of $4,547,197. The continuing operations of the Company are dependent on funding provided by equity investors.  The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. These interim condensed consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates

The preparation of these interim consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgements

The preparation of these interim consolidated financial statements requires management to make judgements regarding the going concern of the Company (discussed above), as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the interim consolidated financial statements include:

Share-based payments

Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred tax assets & liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Useful life of property and equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

9

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars) (Unaudited)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates (Cont'd)

Leases

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment of the lease term is reviewed if a significant event or a significant change in circumstance occurs, which affects this assessment and that is within the control of the lessee. The Company estimates the incremental borrowing rate used to measure our lease liability for each lease contract. This includes estimation in determining the asset-specific security impact.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Approval of the interim consolidated financial statements

These interim consolidated financial statements were authorized for issuance by the Board of Directors on June 29, 2021.

3. Significant Accounting Policies

The accounting policies set out in the consolidated financial statements at January 31, 2021, have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

New standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

• clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period"

• clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability

• make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars) (Unaudited)

4. Acquisition

During the year ended January 31, 2020, the Company completed the following acquisition:

Effective September 23, 2019, the Company was part of a three-cornered amalgamation among the Company, 2693980 Ontario Inc. (a wholly owned subsidiary) and Cultivar Holdings Ltd. (the "Transaction"). The result of the transaction was that Admiral acquired all the issued and outstanding securities of Cultivar Holdings Ltd. on the basis of one share of Admiral for each share of former Cultivar. All outstanding warrants to purchase former Cultivar shares were exchanged, on an equivalent basis, for warrants to purchase shares of the Company. At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. and former Cultivar was amalgamated into 2693980 Ontario Inc.

Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

The fair value of the acquired assets and liabilities assumed is as follows:

Assets acquired by the Company:

Cash	$3,448

Prepaid expenses	1,125

Liabilities assumed by the Company:

Accounts payable and accrued liabilities	(19,127)

Loans payable	(107,525)

Net liabilities assumed	(122,079)

Fair value of shares issued	(1,367,992)

Loss on acquisition	$(1,490,071)

5. Sale of interest in Cultivar JA Limited

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to return and cancel 4,000,000 common shares of the Company owned by the principals.  In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

5. Sale of interest in Cultivar JA Limited (Cont'd)

The sale agreement constituted a discontinued operation involving the loss of control of Cultivar JA by the Company. A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is re-presented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company have been valued at $540,000, being the fair value of the shares on the date of the sale transaction.

The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss)

	For the three months ended April 30, 2021	For the three months ended April 30, 2020

Expenses:
Amortization	$-	$2,871
Interest expense	-	687
Travel, entertainment and related	-	2,014
Net loss for the period prior to the sale transaction	-	(5,572)
Gain on divesture	-	351,868
Gain (Loss) from discontinued operations, net of tax	$-	$346,296

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

6. Prepaid Expenses

Prepaid expenses as of April 30, 2021 include $70,060 to conduct a study to further validate its proprietary impairment detection technology for both alcohol and cannabis (January 31, 2021: $70,060)

7. Property and Equipment

	Equipment	Leasehold Improvement	Total
Cost
Balance as at January 31, 2020	$21,953	$9,916	$31,869
Discontinuance of business (Note 5)	(8,585)	(9,916)	(18,501)
Balance as at January 31, 2021	$13,368	$-	$13,368
Additions	-	-	-
Balance as at April 30, 2021	$13,368	$-	$13,368

Accumulated Amortization

Balance as at January 31, 2020	$5,749	$5,929	$11,678
Amortization	3,509	-	3,509
Discontinuance of business (Note 5)	(4,078)	(5,929)	(10,007)
Balance as at January 31, 2021	$5,180	$-	$5,180
Amortization	614	-	614
Balance as at April 30, 2021	$5,794	$-	$5,794

Net Carrying Amounts

As at January 31, 2021	$8,188	$-	$8,188
As at April 30, 2021	$7,574	$-	$7,574

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

8. Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares to be issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

The acquisition has contingent considerations and royalty payments on achievement of certain milestones. The Company shall pay royalty of 20 percent of gross sales from the first $2.5 million in sales generated exclusively from the MWB platform. In addition, the Company is obligated to issue an additional 200,000 common shares commencing with the release of the initial version of the MWB platforms to the market and achievement of sales related milestones.

Contingent consideration in an asset acquisition was discussed at the March 2016 IFRS Interpretations Committee (IFRIC) meeting. An accounting policy choice exists, therefore an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. The Company has opted to recognize the liability only when the related activity that gives rise to the variability occurs.

Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000
Purchase Price allocation
Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

These intangible assets are currently in the development phase and are not in use. Amortization will be recorded on these intangible assets from the date when they are put to use.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

8. Intangible Assets (Cont'd)

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total

Cost

Balance at January 31, 2020	$-	$-	$-

Acquisition	78,000	-	78,000

Additions	13,970	156,040	170,010

Balance at January 31, 2021	$91,970	$156,040	$248,010

Additions	-	41,568	41,568

Balance at April 30, 2021	$91,970	$197,608	$289,578

Net Book Value

Balance, January 31, 2021	$91,970	$156,040	$248,010

Balance, April 30, 2021	$91,970	$197,608	$289,578

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

9. Leases

Right-of-use assets of $nil (January 31, 2021- $nil) and total lease liability of $nil (January 31, 2021- $nil) have been removed from the statement of financial position of the Company as of January 31, 2021 on account of the sale of Company's interest in Cultivar JA (Note 5).

Right of use assets

The Company's right of use assets as at April 30, 2021 and January 31, 2021 were as follows:

Balance as at January 31, 2020	$12,192
Amortization	(2,871)
Discontinuance of business (Note 5)	(9,321)
As at January 31, 2021 and April 30, 2021	$-

Lease liability

At the commencement date of the leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 18% which is the Company incremental borrowing rate.

Lease liability interest expense recognized in profit and loss and lease payments recognized in the financing component of statement of cash flows are as follows:

Balance as at January 31, 2020	$15,189
Interest expense	687
Lease payments made during the year	(2,129)
Discontinuance of business (Note 5)	(13,747)
As at January 31, 2021 and April 30, 2021	$-

The Company's lease liability as at April 30, 2021 and January 31, 2021 was as follows:

	April 30, 2021	January 31, 2021

Lease liability - current	$-	$-
Lease liability - non- current		-
Total lease liability	$-	$-

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

10. Stock-Based Compensation

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital.  The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

Year ended January 31, 2021

a) In October 2018, the Company granted options to a consultant to acquire a total of 250,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 75,000 immediately, 37,500 at the date of engineering milestone (vested during the quarter ended July 31, 2019) and balance 137,500 on completion of additional milestones, including 75,000 on model development (vested during the quarter ended October 31, 2019) and 62,500 on project handover, with an expiry term of two years. The fair value of each option used for the purpose of estimating the stock-based compensation was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	2 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $3,311, resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

b) In November 2018, the Company granted options to a consultant to acquire a total of 100,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 25,000 immediately, and 25,000 each on April 1, 2019, September 1, 2019 and March 1, 2020 with an expiry term of three years. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.30%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	3 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2020, the Company expensed $260, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

10. Stock-Based Compensation (Cont'd)

c) On April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. These options were issued at an exercise price of $0.15 per share and have varying vesting periods, with the majority being in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on April 6, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.47%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	135%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $742,833 relating to the vesting of options, resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

d) On July 17, 2020, the Company granted options to a consultant to purchase up to 80,000 common shares. These options were issued at an exercise price of $1.02 per share and vest one year after date of grant. These options have a term of five (5) years expiring on July 17, 2025. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.35%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	207%
Expected life	5 year
Unvested stock-based compensation expense as of January 31, 2021	$34,246

During the year ended January 31, 2021, the Company expensed $40,603 relating to the vesting of options, resulting in unvested stock- based compensation expense of $34,246 as of January 31, 2021.

e) On September 10, 2020, the Company granted options to a consultant to purchase up to 70,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on completion of milestones, including 40,000 upon approval of a McGill University study and 30,000 upon completion of the study. The Company did not record any stock-based compensation on these options, as they have not yet vested as at January 31, 2021.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

10. Stock-Based Compensation (Cont'd)

f) On September 17, 2020, the Company granted options to a consultant to purchase up to 200,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on date of grant. These options expire on March 30, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	189%
Expected life	1.5 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $81,979, relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

g) On September 21, 2020, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.59 per share and vest in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on September 21, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$18,958

During the year ended January 31, 2021, the Company expensed $77,375 relating to the vesting of options, resulting in unvested stock- based compensation expense of $18,958 as of January 31, 2021.

As of January 31, 2021, there was $53,204 (January 31, 2020: $3,571) of unvested stock-based compensation expense.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

10. Stock-Based Compensation (Cont'd)

Three- month period ended April 30, 2021

(a) The Company expensed $18,251 relating to the vesting of options issued on July 17, 2020, resulting in unvested stock- based compensation expense of $15,995 as of April 30, 2021.

(b) The Company expensed $6,520 relating to the vesting of options issued on September 21, 2020, resulting in unvested stock- based compensation expense of $12,438 as of April 30, 2021.

(c) On March 23, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.36 per share and vest immediately. These options have a term of one (1) year expiring on March 23, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of April 30, 2021	$-

During the three- month period ended April 30, 2021, the Company expensed $58,786 relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of April 30, 2021.

As of April 30, 2021, there was $28,433 of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2021	9,095,000	$0.18
Granted	250,000	$0.36
Expired	(4,526,250)	$0.15
Exercised	(3,968,750)	$0.15
Outstanding, April 30, 2021	850,000	$0.55

As at April 30, 2021, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	-	$1.02	4.22	July 17, 2025
70,000	-	$0.54	0.86	March 10, 2022
200,000	200,000	$0.54	0.92	March 30, 2022
250,000	187,500	$0.59	0.39	September 21, 2021
250,000	250,000	$0.36	0.90	March 23, 2022
850,000	637,500	$0.55	1.06

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

11. Capital Stock

The Company is authorized to issue the following shares:

  Unlimited number of common shares without par value

a) Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

At April 30, 2021, the Company has 108,801,292 common shares issued and outstanding.

b) Share issuances

During the three- month period ended April 30, 2021

  On March 5, 2021, the Company closed a private placement of 3,114,529 units at $0.35 per unit for a consideration of $1,090,085. Each unit is comprised of one common share and one common share purchase warrant, with each Warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions:  Expected dividend yield of 0%; risk free interest rate of 0.23%; expected volatility of 188%; expected life of 2 years.  The relative fair value of the warrants has been valued at $455,990 and common shares at $634,095. In connection with this private placement, the Company incurred $3,770 in share issuance costs.
  3,968,750 shares were issued upon exercise of 3,968,750 options at a price of $0.15 per share for total gross proceeds of $595,313. An amount of $299,300 was reclassed from share-based payment reserve to share capital.

During the year ended January 31, 2021

  The Company cancelled 4,000,000 common shares pursuant to the sale of its interest in Cultivar JA (Note 5).
  1,355,000 shares were issued upon exercise of 1,355,000 options at a price of $0.15 per share and 100,000 shares were issued upon exercise of 100,000 options at a price of $0.10 per share for total gross proceeds of $213,250. An amount of $108,435 was reclassed from share-based payment reserve to share capital.
  100,000 shares were issued upon exercise of 100,000 warrants at a price of $0.50 per share for gross proceeds of $50,000. An amount of $7,481 was reclassed from warrant reserve to share capital.
  50,000 shares were issued pursuant to the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform (Note 8)
  58,824 shares were issued at a price of $0.34 for a total consideration of $20,000. $8,333 was expensed to consulting services during the year ended January 31, 2021, while the remaining $11,667 is included in prepaid expenses as at January 31, 2021.

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

11. Capital Stock (Cont'd)

c) Warrants

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2020	1,648,000	$0.50
Exercised	(100,000)	$0.50
Outstanding, January 31, 2021	1,548,000	$0.50
Issued	3,114,569	$0.50
Outstanding, April 30, 2021	4,662,569	$0.50

As at April 30, 2021, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
1,548,000	$0.50	0.28	August 11, 2021
3,114,569	$0.50	1.85	March 5, 2023
4,662,569	$0.50	1.33

12. Related Party Transactions

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO").Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Three months ended April 30, 2021	Three months ended April 30, 2020

Management fees to the CEO	$25,500	$24,000
Management fees to a prior director	-	6,000
Management fees to the COO	18,000	15,000
Management fees to the CFO	2,400	-
Total Management fees	$45,900	$45,000
Vehicle expense to the CEO	4,500	1,500
Vehicle expense to the COO	4,500	-
Rent to the CEO included in rent expense	6,000	4,500
	$60,900	$51,000

During the three months ended April 30, 2021, the Company paid $21,000 (April 30, 2020: $nil) being marketing expenses to companies controlled by the children of the CEO.

As of April 30, 2021, there was $nil due to any related parties (April 30, 2020- $nil)

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Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

13. Commitments and Contingencies

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $6,000 for COO services which effective May 1, 2021, is revised to $8,500 per month. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

14. Financial Instruments

The fair value of the Company's accounts payable, approximate carrying value, due to their short-term nature.  The Company's cash is measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180 day to 360 day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at April 30, 2021, the Company had sufficient cash of $1,701,372 to settle current liabilities of $69,708.

23

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

14. Financial Instruments (Cont'd)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

15. Capital Management

The Company considers its capital to be shareholders' equity, which is comprised of share capital and deficit, which as at April 30, 2021 totaled $2,219,288. The Company's capital structure is adjusted based on the funds available to the Company such that it may continue to seek new opportunities. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The sources of future funds presently available to the Company are through the sale of equity capital or debt of the Company.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital restrictions.

24

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Interim Condensed Consolidated Financial Statements April 30, 2021 (in Canadian dollars)\ (Unaudited)

16. Segment Information

The Company, through its subsidiaries, is in the business of investment in technology to detect if an individual is under the influence of cannabis and to predict substance addiction. There is no revenues during the current period. All assets are located in Canada

17. Subsequent events

On June 9, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.345 per share and vest quarterly over a twelve-month period. These options expire on December 9, 2022.

25

Predictmedix Inc. (formerly, Cultivar Holdings Inc.)

Consolidated Financial Statements

January 31, 2021

(Expressed in Canadian Dollars)

PREDICTMEDIX INC. (formerly Cultivar Holdings Inc.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Predictmedix Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Predictmedix, Inc. (the "Company") as of January 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020 and the results of their operations and their cash flows for the years then ended, in conformity International Financial Reporting Standards (IFRS) as issued by the IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Emphasis of matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the entity has suffered recurring losses from operations, has a working capital deficit, and expects continuing future losses and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Harbourside CPA, LLP
(formerly Buckley Dodds, LLP)

We have served as the Company's auditor since 2019.

Vancouver, British Columbia

May 31, 2021

Predictmedix Inc. (formerly Cultivar Holdings Inc.)

Consolidated Statements of Financial Position

(in Canadian dollars)

ASSETS	January 31, 2021	January 31, 2020
CURRENT
Cash	$480,051	$1,493,577
Sales tax receivable	111,952	10,133
Prepaid expenses (Note 6)	155,442	130,669
	747,445	1,634,379
Property and equipment (Note 7)	8,188	20,191
Intangible assets (Note 8)	248,010	-
Right-of-use asset (Note 9)	-	12,192
TOTAL ASSETS	$1,003,643	$1,666,762

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	135,354	67,917
Lease liability current portion (Note 9)	-	11,921
	135,354	79,838

Lease liability non- current portion (Note 9)	-	3,268
TOTAL LIABILITIES	135,354	83,106

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	4,031,650	4,119,484
Warrant reserve (Note 11)	115,802	123,283
Share-based payment reserve (Note 10)	853,848	15,922
Accumulated deficit	(4,133,011)	(2,611,940)
	$868,289	$1,646,749
Non-controlling interest	-	(63,093)
TOTAL SHAREHOLDERS' EQUITY	868,289	1,583,656
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,003,643	$1,666,762

Organization and nature of operations (Note 1)

Basis of presentation and going concern (Note 2)

Commitment and contingencies (Note 13)

Subsequent events (Note 18)

Approved on behalf of the Board of Directors:

/Sheldon Kales/
______________________________________
Signed: Sheldon Kales, CEO and Director

/Rahul Kushwah/
______________________________________
Signed: Rahul Kushwah, COO and Director

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.)
Consolidated Statements of Loss and Comprehensive Loss
(in Canadian dollars)

		Year
	Year	ended
	ended	January 31,
	January 31,	2020
	2021	(Note 5)
Expenses:
Administration and general	$13,658	$12,210
Amortization (Notes 7)	3,509	1,671
Audit and accounting	38,560	56,647
Consulting fees	178,004	135,631
Legal fees	138,879	122,543
Management fees (Note 12)	217,050	263,066
Marketing expenses	221,670	-
Patent and trademark expenses	13,622	5,930
Rent expense (Note 12)	21,500	18,000
Research and development	26,300	73,733
Share based compensation (Note10)	946,361	10,387
Transfer agent and filing fees	57,908	25,122
Travel, entertainment and related	31,308	51,889
Vehicle use expenses (Note 12)	22,500	6,000
	(1,930,829)	(782,829)
Income (loss) from discontinued operations (Note 5)	346,296	(37,992)
Loss from acquisition of subsidiary (Note 4)	-	(1,490,071)
Loss and comprehensive loss	$(1,584,533)	$(2,310,892)

Loss and comprehensive loss attributable to:
Shareholders	$(1,581,691)	$(2,291,517)
Non-controlling interest	$(2,842)	$(19,375)
Loss per share-Basic and Diluted	$(0.016)	$(0.024)
Weighted average number of shares outstanding-Basic and Diluted	101,195,130	97,820,135

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.)
Consolidated Statement of Changes in Shareholders' Equity
(in Canadian dollars)

	Number of
	common shares			Share-based	Non-controlling
	outstanding	Share capital	Warrant reserve	payment reserve	interest	Deficit	Total

Balance as at January 31, 2019	93,277,500	$2,041,220	$-	$5,535	$(43,718)	$(320,423)	$1,682,614

Private placement of units	3,296,000	700,717	123,283	-	-	-	824,000

Shares issued as finders fees	66,400	-	-	-	-	-	-

Share issuance cost	-	(95,445)	-	-	-	-	(95,445)

Shares issued for services	900,000	105,000	-	-	-	-	105,000

Share-based compensation	-	-	-	10,387	-	-	10,387

Reverse takeover of subsidiary (Note 4)	6,514,249	1,367,992	-	-	-	-	1,367,992

Net loss for the year	-	-	-	-	(19,375)	(2,291,517)	(2,310,892)

Balance as at January 31, 2020	104,054,149	4,119,484	123,283	15,922	(63,093)	$(2,611,940)	$1,583,656

Sale of Cultivar Jamaica (Note 5)	(4,000,000)	(540,000)	-	-	65,935	60,620	(413,445)

Share-based compensation	-	-	-	946,361	-	-	946,361

Shares issued on acquisition of

intangible asset	50,000	53,000	-	-	-	-	53,000

Exercise of options	1,455,000	321,685	--	(108,435)	-	-	213,250

Exercise of warrants	100,000	57,481	(7,481)	-	-	-	50,000

Shares issued for consulting services	58,824	20,000	-	-	-	-	20,000

Net loss for the year	-	-	-	-	(2,842)	(1,581,691)	(1,584,533)

Balance as at January 31, 2021	101,717,973	$4,031,650	$115,802	$853,848	$-	$(4,133,011)	$868,289

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.)

Consolidated Statements of Cash Flows

(in Canadian dollars)

	For the year ended	For the year ended
	January 31, 2021	January 31, 2020

OPERATING ACTIVITIES
Net loss	$(1,584,533)	$(2,310,892)
Non-cash items included in net loss and other adjustments:
Amortization	3,509	1,671
Loss (income) from discontinues operations	(346,296)	37,992
Loss from acquisition of subsidiary	-	1,490,071
Share-based compensation	946,361	10,387
Shares issued for consulting services	8,333	105,000
Changes in non-cash working capital:
Sales tax receivable	(101,819)	(9,008)
Prepaid expenses	(44,965)	(98,810)
Loans and advances	-	(38,999)
Accounts payable and accrued liabilities	68,837	277
Net assets from discontinued operations	(29,064)	(19,810)
CASH USED IN OPERATING ACTIVITIES	(1,079,637)	(832,121)

INVESTING ACTIVITIES
Purchase of property and equipment	-	(13,368)
Cash acquired on acquisition of subsidiary	-	3,448
Purchase of intangible assets	(195,010)	-
CASH USED IN INVESTING ACTIVITIES	(195,010)	(9,920)

FINANCING ACTIVITIES
Proceeds from issuance of shares	-	824,000
Lease payments made for discontinued operations	(2,129)	(13,360)
Share issue expenses	-	(33,971)
Proceeds from exercise of warrants	50,000
Proceeds from exercise of options	213,250	-
CASH PROVIDED BY FINANCING ACTIVITIES	261,121	776,669

NET CHANGE IN CASH DURING THE PERIOD	(1,013,526)	(65,372)
CASH, BEGINNING OF PERIOD	1,493,577	1,558,949
CASH, END OF PERIOD	$480,051	$1,493,577

Cash paid for interest and income taxes	$-	$-

Supplemental cash flow information

Non-cash transactions during the year affecting cash flows from financing and investing activities:

Shares issued for acquisition of intangible assets	$53,000	$-

Shares issued for prepayment and expense for consulting fees	$20,000	$105,000

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

1. Organization and Nature of Operations

Admiral Bay Resources Inc. ("Admiral") was incorporated in British Columbia on September 3, 1987.

Effective September 23, 2019, Admiral was part of a three-cornered amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of a three-cornered amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd. Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders. As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company").

On April 9, 2020, the Company announced that it has completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB have also been changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

On February 15, 2018, the Company had acquired a 49% interest in a newly incorporated Cultivar JA Limited, ("CJA") a corporation incorporated under the laws of Jamaica. The remaining 51% interest was owned by local Jamaican business partners. On March 27, 2020, the Company sold and discontinued its interests in CJA (Note 5).

On July 16, 2018, the Company had acquired a 100% interest in a newly incorporated CannIP Holdings Inc. (formerly 2639745 Ontario Inc.) ("Cann") a corporation incorporated under the laws of the province of Ontario. Cann is engaged in the development of cosmetic and edible product lines, as well as investment in technology to detect an individual influence of cannabis. The Company did a one for one share exchange with Cann and issued 29,800,000 common shares to the shareholders of Cann.

The Company, through its subsidiaries, is in the business of investment in technology to detect if an individual is under the influence of cannabis and to predict substance addiction. The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

2. Basis of Presentation and Going Concern Basis of Preparation

These consolidated financial statements have been prepared on the historical cost basis except for financial instruments recorded at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the Company's reporting currency.

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") 1, "Presentation of Consolidated Financial Statements" using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries; Cultivar Holdings Ltd. and Cann from the date of acquisition. The Company has a 100% interest in Cann and in Cultivar Holdings Ltd. The Company had a 49% interest in CJA which was sold on March 27, 2020 (see note 5). All inter-company transactions and balances have been eliminated on consolidation.

Going Concern Assumption

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At January 31, 2021, the Company had cash of $480,051, working capital of $612,091 and an accumulated deficit of $4,133,011. The continuing operations of the Company are dependent on funding provided by equity investors. The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

2. Basis of Presentation and Going Concern (Cont'd) Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgements

The preparation of these consolidated financial statements requires management to make judgements regarding the going concern of the Company (discussed above), as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include: Share-based payments

Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred tax assets & liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates (Cont'd)

Key Sources of Estimation Uncertainty (Cont'd)

Useful life of property and equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Leases

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment of the lease term is reviewed if a significant event or a significant change in circumstance occurs, which affects this assessment and that is within the control of the lessee. The Company estimates the incremental borrowing rate used to measure our lease liability for each lease contract. This includes estimation in determining the asset-specific security impact.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Approval of the consolidated financial statements

These consolidated financial statements were authorized for issuance by the Board of Directors on May 31, 2021.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Cash

Cash comprises of cash held at banks and amounts held in trust. The majority of the Company's cash is held in trust. The Company does not invest in any asset-backed deposits or investments.

Income taxes

Income tax on profit or loss for the period comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the period, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous periods.

Deferred tax is recorded by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions

Foreign currency translation

Foreign currency transactions are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the period- end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net loss.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined, and the related translation differences are recognized in net loss or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

Share Capital

Common shares and warrants are classified as shareholders' equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of shareholders' equity, net of tax.

The Company has adopted a relative fair value method with respect to the measurement of common shares and warrants issued as private placement units. The relative fair value method allocates value to each component on a pro-rata basis, based on the fair value of the components calculated independently of one another. The Company considers the market value of the common shares issued as fair value and measures the fair value of the warrant component of the unit using the Black-Scholes option pricing model. The unit value is then allocated, pro-rata, between the two components, with fair value attributed to the warrants being recorded to the Company's warrant reserve.

Loss per share

Loss per share is computed by dividing the net loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted loss per common share is computed by dividing the net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

Share-based payments

The Company grants stock options to buy common shares of the Company to consultants and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised, and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

Property and equipment:

Property and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. The cost of the item of property and equipment consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss and comprehensive loss. The cost of repairs and maintenance is expensed as incurred.

The Company amortizes its property and equipment using the following rates:

Equipment	30% per annum, declining balance

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the estimated useful life of the asset acquired, which varies depending on the nature of the intangible asset. Intangible assets are amortized from the date when they are available for use.

The estimated useful life is reviewed at the end of each reporting period with the effect of any changes in estimate being accounted for on a prospective basis. Internally incurred development costs are recognized as intangible assets when the following criteria are met:

a) it is technically feasible to complete the intangible asset so that it will be available for use;

b) management intends to complete the intangible asset and use or sell it;

c) there is an ability to use or sell the intangible asset;

d) it can be demonstrated how the intangible asset will generate probable future economic benefits;

e) adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

f) the expenditure attributable to the intangible asset during its development can be reliably measured.

Intangible assets may relate to the Company's external development expenditures in relation to intellectual property development. Development expenditures that do not meet these criteria are recognized as an expense as incurred. Intangible assets with definite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. These intangible assets will be amortized when they are ready for use. The amortization period and the amortization method are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates on a prospective basis.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

Impairment

The carrying amount of the Company's assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset's recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Financial Instruments

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the financial instrument.

The following is the Company's accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

Financial Instruments (Cont'd)

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd) Financial Instruments (Cont'd)

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

The Company's financial assets and liabilities are classified as follows:

Asset or Liability	Classification
Cash	FVTPL
Loans and advances	Amortized cost
Accounts payable	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash has been measured at fair value using Level 1 inputs.

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in a separate line item. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd) Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

• Leases of low value assets; and

• Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

• Amounts expected to be payable under any residual value guarantee;

• The exercise price of any purchase option granted if it is reasonably certain to assess that option;

• Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

• Lease payments made at or before commencement of the lease;

• Initial direct costs incurred; and

• The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

New standards adopted

Effective February 1, 2020, the Company adopted the amendments that were issued by the International Accounting Standards Board on October 22, 2018, to IFRS 3 Business Combinations, which clarified the classification of whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The adoption of the amendment to IFRS 3 had no impact on the Company's consolidated financial statements for the year ended January 31, 2021.

4. Acquisitions

During the year ended January 31, 2020, the Company completed the following acquisition:

Effective September 23, 2019, the Company was part of a three-cornered amalgamation among the Company, 2693980 Ontario Inc. (a wholly owned subsidiary) and Cultivar Holdings Ltd. (the "Transaction"). The result of the transaction was that Admiral acquired all the issued and outstanding securities of Cultivar Holdings Ltd. on the basis of one share of Admiral for each share of former Cultivar. All outstanding warrants to purchase former Cultivar shares were exchanged, on an equivalent basis, for warrants to purchase shares of the Company. At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. and former Cultivar was amalgamated into 2693980 Ontario Inc.

Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

The fair value of the acquired assets and liabilities assumed is as follows:

Assets acquired by the Company:
Cash	$3,448
Prepaid expenses	1,125
Liabilities assumed by the Company:
Accounts payable and accrued liabilities	(19,127)
Loans payable	(107,525)
Net liabilities assumed	(122,079)
Fair value of shares issued	(1,367,992)
Loss on acquisition	$(1,490,071)

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

5. Sale of interest in Cultivar JA Limited

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to return and cancel 4,000,000 common shares of the Company owned by the principals. In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.

The sale agreement constituted a discontinued operation involving the loss of control of Cultivar JA by the Company. A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is re-presented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company have been valued at $540,000, being the fair value of the shares on the date of the sale transaction.

The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss)

	For the	For the
	year	year
	ended	ended
	January 31, 2021	January 31, 2020
Expenses:
Administration and general	$-	$3,327
Amortization	2,871	17,804
Interest expense	687	4,165
Legal fees	-	4,432
Samples and testing	-	260
Travel, entertainment and related	2,014	8,004
Net loss for the period prior to the sale transaction	(5,572)	(37,992)
Gain on divestiture	351,868	-
Income (loss) from discontinued operations, net of tax	$346,296	$(37,992)

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

5. Sale of interest in Cultivar JA Limited (Cont'd)

Prior year's statement of loss and comprehensive loss was reclassified as follows:

	January 31,	Reclassification	January 31,
	2020		2020 -
			reclassified
Expenses:
Administration and general	$15,537	$(3,327)	$12,210
Amortization	19,475	(17,804)	1,671
Audit and accounting	56,647	-	56,647
Consulting fees	135,631	-	135,613
Interest expense	4,165	(4,165)	-
Legal fees	126,975	(4,432)	122,543
Management fees	263,066	-	263,066
Patent and trademark expenses	5,930	-	5,930
Rent expense	18,000	-	18,000
Research and development	73,733	-	73,733
Samples and testing	260	(260)	-
Share based compensation	10,387	-	10,387
Transfer agent and filing fees	25,122	-	25,122
Travel, entertainment and related	59,893	(8,004)	51,889
Vehicle use expenses	6,000	-	6,000
	(820,821)	37,992	(782,892)

Income (loss) from discontinued operations	-	(37,992)	(37,992)
Loss from acquisition of subsidiary	(1,490,071)	-	(1,490,071)
Loss on comprehensive loss	$(2,310,892)	$-	$(2,310,892)

6. Prepaid Expenses

Prepaid expenses as of January 31, 2021 include $70,060 to conduct a study to further validate its proprietary impairment detection technology for both alcohol and cannabis (January 31, 2020 - $70,060).

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

7. Property and Equipment

	Equipment	Leasehold Improvement	Total
Cost
Balance as at January 31, 2019	$8,585	$9,916	$18,501
Additions	13,368	-	13,368
Balance as at January 31, 2020	$21,953	$9,916	$31,869
Discontinuance of business (Note 5)	(8,585)	(9,916)	(18,501)
Balance as at January 31, 2021	$13,368	$-	$13,368

Accumulated Amortization

Balance as at January 31, 2019	$2,146	$2,249	$4,395
Amortization	3,603	3,680	7,283
Balance as at January 31, 2020	$5,749	$5,929	$11,678
Amortization	3,509	-	3,509
Discontinuance of business (Note 5)	(4,078)	(5,929)	(10,007)
Balance as at January 31, 2021	$5,180	$-	$5,180

Net Carrying Amounts

As at January 31, 2020	$16,204	$3,987	$20,191

As at January 31, 2021	$8,188	$-	$8,188

8. Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares to be issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

The acquisition has contingent considerations and royalty payments on achievement of certain milestones. The Company shall pay royalty of 20 percent of gross sales from the first $2.5 million in sales generated exclusively from the MWB platform. In addition, the Company is obligated to issue an additional 200,000 common shares commencing with the release of the initial version of the MWB platforms to the market and achievement of sales related milestones.

Contingent consideration in an asset acquisition was discussed at the March 2016 IFRS Interpretations Committee (IFRIC) meeting. An accounting policy choice exists, therefore an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. The Company has opted to recognize the liability only when the related activity that gives rise to the variability occurs.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

8. Intangible Assets (Cont'd)

Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000
Purchase Price allocation
Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

These intangible assets are currently in the development phase and are not in use. Amortization will be recorded on these intangible assets from the date when they are put to use.

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total

Cost

Balance at January 31, 2020	$-	$-	$-

Acquisition	78,000	-	78,000

Additions	13,970	156,040	170,010

Balance at January 31, 2021	$91,970	$156,040	$248,010

Net Book Value

Balance, January 31, 2020	$-	$-	$-

Balance, January 31, 2021	$91,970	$156,040	$248,010

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

9. Leases

Right-of-use assets of $nil (January 31, 2020- $12,192) and total lease liability of $nil (January 31, 2020- $15,189) have been removed from the statement of financial position of the Company as of January 31, 2021 on account of the sale of Company's interest in Cultivar JA (Note 5).

Right of use assets

The Company's right of use assets as at January 31, 2020 and 2021 were as follows:

Balance at adoption, February 1, 2019	$24,384
Amortization	(12,192)
Balance as at January 31, 2020	$12,192
Amortization	(2,871)
Discontinuance of business (Note 5)	(9,321)
As at January 31, 2021	$-

Lease liability

At the commencement date of the leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 18% which is the Company's incremental borrowing rate.

Lease liability interest expense recognized in profit and loss and lease payments recognized in the financing component of statement of cash flows are as follows:

Balance at adoption, February 1, 2019	$24,384
Interest expense	4,165
Lease payments made during the year	(13,360)
Balance as at January 31, 2020	$15,189
Interest expense	687
Lease payments made during the year	(2,129)
Discontinuance of business (Note 5)	(13,747)
As at January 31, 2021	$-

The Company's lease liability as at January 31, 2021 and 2020 was as follows:

	January 31,	January
	2021	31, 2020
Lease liability - current	$-	$11,921
Lease liability - non- current		3,268
Total lease liability	$-	$15,189

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

10. Stock-based Compensation

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital. The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

a) In October 2018, the Company granted options to a consultant to acquire a total of 250,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 75,000 immediately, 37,500 at the date of engineering milestone (vested during the quarter ended July 31, 2019) and balance 137,500 on completion of additional milestones, including 75,000 on model development (vested during the quarter ended October 31, 2019) and 62,500 on project handover with an expiry term of two years. These options expired unexercised in October 2020. The fair value of each option used for the purpose of estimating the stock-based compensation was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	2 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $3,311 (2020 - $5,961), resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

b) In November 2018, the Company granted options to a consultant to acquire a total of 100,000 common shares. These options were issued at an exercise price of $0.10 per share and vested 25,000 immediately, and 25,000 each on April 1, 2019, September 1, 2019 and March 1, 2020 with an expiry term of three years. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.30%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	100%
Expected life	3 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $260 (2020 - $4,426), resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

10. Stock-based compensation (Cont'd)

c) On April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. These options were issued at an exercise price of $0.15 per share and have varying vesting periods, with the majority being in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on April 6, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.47%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	135%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $742,833 relating to the vesting of options, resulting in unvested stock-based compensation expense of $nil as of January 31, 2021.

d) On July 17, 2020, the Company granted options to a consultant to purchase up to 80,000 common shares. These options were issued at an exercise price of $1.02 per share and vest one year after date of grant. These options have a term of five (5) years expiring on July 17, 2025. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.35%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	207%
Expected life	5 years
Unvested stock-based compensation expense as of January 31, 2021	$34,246

During the year ended January 31, 2021, the Company expensed $40,603 relating to the vesting of options, resulting in unvested stock- based compensation expense of $34,246 as of January 31, 2021.

e) On September 10, 2020, the Company granted options to a consultant to purchase up to 70,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on completion of milestones, including 40,000 upon approval of a McGill University study and 30,000 upon completion of the study. The Company did not record any stock-based compensation on these options, as they have not yet vested as at January 31, 2021.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

10. Stock-based compensation (Cont'd)

f) On September 17, 2020, the Company granted options to a consultant to purchase up to 200,000 common shares. These options were issued at an exercise price of $0.54 per share and vest on date of grant. These options expire on March 30, 2022. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.26%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	189%
Expected life	1.5 years
Unvested stock-based compensation expense as of January 31, 2021	$-

During the year ended January 31, 2021, the Company expensed $81,979, relating to the vesting of options, resulting in unvested stock- based compensation expense of $nil as of January 31, 2021.

g) On September 21, 2020, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.59 per share and vest in equal installments over a quarterly basis throughout the term. These options have a term of one (1) year expiring on September 21, 2021. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	0.23%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	188%
Expected life	1 year
Unvested stock-based compensation expense as of January 31, 2021	$18,958

During the year ended January 31, 2021, the Company expensed $77,375 relating to the vesting of options, resulting in unvested stock- based compensation expense of $18,958 as of January 31, 2021.

As of January 31, 2021, there was $53,204 (January 31, 2020: $3,571) of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

		Weighted Average
	Number of Options	Exercise Price
Outstanding, January 31, 2019 and 2020	350,000	$0.10
Granted	10,450,000	$0.18
Expired	(250,000)	$0.10
Exercised	(1,455,000)	$0.15
Outstanding, January 31, 2021	9,095,000	$0.18

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

10. Stock-based compensation (Cont'd)

As at January 31, 2021, the Company had the following share purchase options outstanding and exercisable:

			Remaining Life
Outstanding	Exercisable	Exercise Price	(Years)	Expiry Date
8,495,000	8,495,000	$0.15	0.18	April 6, 2021
80,000	-	$1.02	4.46	July 17, 2025
70,000	-	$0.54	1.10	March 10, 2022
200,000	200,000	$0.54	1.16	March 30, 2022
250,000	125,000	$0.59	0.64	September 21, 2021
9,095,000	8,820,000	$0.18	0.26

11. Capital Stock

The Company is authorized to issue the following shares:

• Unlimited number of common shares without par value

a) Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

At January 31, 2021, the Company has 101,717,973 common shares issued and outstanding.

b) Share issuances

During the year ended January 31, 2021

• The Company cancelled 4,000,000 common shares pursuant to the sale of its interest in Cultivar JA (Note 5).

• 1,355,000 shares were issued upon exercise of 1,355,000 options at a price of $0.15 per share and 100,000 shares were issued upon exercise of 100,000 options at a price of $0.10 per share for total gross proceeds of $213,250. An amount of $108,435 was reclassed from share-based payment reserve to share capital.

• 100,000 shares were issued upon exercise of 100,000 warrants at a price of $0.50 per share for gross proceeds of $50,000. An amount of $7,481 was reclassed from warrant reserve to share capital.

• 50,000 shares were issued pursuant to the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform (Note 8)

• 58,824 shares were issued at a price of $0.34 for a total consideration of $20,000. $8,333 was expensed to consulting services during the year ended January 31, 2021, while the remaining $11,667 is included in prepaid expenses as at January 31, 2021.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

11. Capital Stock (Cont'd)

b) Share issuances (cont'd)

During the year ended January 31, 2020:

• The Company issued 800,000 common shares at $0.10 for services. This includes 550,000 common shares issued to a director valued at $55,000 (Note 12).

• On August 12, 2019, the Company closed a private placement of 3,296,000 units at $0.25 per unit for a consideration of $824,000. Each unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a "Warrant"), with each Warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions: Expected dividend yield of 0%; risk free interest rate of 1%; expected volatility of 100%; expected life of 2 years. The relative fair value of the warrants has been valued at $123,283 and common shares at $700,717 ($0.21). In connection with this private placement, the Company issued 66,400 shares as finders' fee, and incurred an additional $95,445 in share issuance costs.

• The Company issued 6,514,249 shares in connection with the acquisition discussed in Note 4.

• On January 10, 2020, the Company issued 100,000 shares for financial media marketing and investor services for a total consideration of $25,000, to be provided over the period commencing October 28, 2019 and ending on November 1, 2020 (the "Term").

c) Warrants

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2019	-	$-
Issued	1,648,000	$0.50
Outstanding, January 31, 2020	1,648,000	$0.50
Exercised	(100,000)	$0.50
Outstanding, January 31, 2021	1,548,000	$0.50

As at January 31, 2021, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
1,548,000	$0.50	0.53	August 11, 2021

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

12. Related Party Transactions

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO").

Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Year ended	Year ended
	January 31, 2021	January 31, 2020
Management fees to the CEO	$99,500	$96,000
Management fees to a prior director	6,000	54,000
Management fees (issued in shares) to a director	-	55,000
Management fees to the COO	68,000	20,000
Management fees to the CFO	43,550	38,066
Total Management fees	$217,050	$263,066
Vehicle expense to the CEO	12,000	6,000
Vehicle expenses to the COO	10,500	-
Rent to the CEO included in rent expense	21,500	18,000
	$261,050	$287,066

On April 6, 2020, the Company granted options to its directors, officers and consultants to purchase up to 9,850,000 common shares. The Company expensed $286,575 on the vesting of options to directors and officers during the year ended January 31, 2021 (January 31, 2020: $nil)

During the year ended January 31, 2021, the Company paid $61,329 (2020: $nil) being marketing expenses to companies controlled by the children of the CEO.

As of January 31, 2021, there was $nil due to or from related parties (January 31, 2020 - $nil).

13. Commitments and Contingencies

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $7,000 for COO services. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

14. Financial Instruments

The fair value of the Company's accounts payable, approximate carrying value, due to their short-term nature. The Company's cash is measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180 day to 360 day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at January 31, 2021, the Company had sufficient cash of $480,051 to settle current liabilities of $135,354.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

14. Financial Instruments (Cont'd)

Market Risk (Cont'd)

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

15. Capital Management

The Company considers its capital to be shareholders' equity, which is comprised of share capital and deficit, which as at January 31, 2021 totaled $868,289. The Company's capital structure is adjusted based on the funds available to the Company such that it may continue to seek new opportunities. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The sources of future funds presently available to the Company are through the sale of equity capital or debt of the Company. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital restrictions.

16. Segment Information

The Company, through its subsidiaries, is in the business of investment in technology to detect if an individual is under the influence of cannabis and to predict substance addiction. There are no revenues during the period. All assets are located in Canada.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

17. Income Taxes

The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	January 31,	January 31,
	2021	2020
Loss for the period	$(1,584,533)	$(2,310,892)
Tax rate	27%	26%
Expected income tax recoverable at statutory rate	(428,000)	(600,832)
Change due to acquisition, tax rates, and other	(32,131)	(1,106,421)
Non-deductible items	166,000	397,905
Share issuance costs	(26,000)	(24,816)
Expired non-capital losses	350,282	-
Change in unrecognized deductible temporary differences	(30,151)	1,334,164
Total income tax recovery	$-	$-

Deferred tax assets

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	January 31,	January 31,
	2021	2020
Non-capital losses available for future period	$1,381,000	$1,410,174
Share issuance costs	19,000	17,941
Property and equipment	1,000	3,036
Total deferred tax assets	1,401,000	1,431,151
Less: Unrecognized deferred tax assets	(1,401,000)	(1,431,151)
Net deferred tax assets	$-	$-

The significant components of the Company's unrecognized temporary differences and tax losses are as follows:

	January 31,		January 31,
	2021	Expiry Date	2020
Non-capital losses	$5,116,666	2027 - 2041	5,423,746
Share issuance costs	$69,003	2042 - 2044	69,003
Property and equipment	$5,180	No expiry	11,678

Tax attributes are subject to review and potential adjustment by tax authorities.

Predictmedix Inc. (formerly Cultivar Holdings Inc.) Notes to Consolidated Financial Statements January 31, 2021 (in Canadian dollars)

18. Subsequent Events

• On March 5, 2021, the Company announced that it has that it closed a non-brokered private placement for gross proceeds of $1,090,085. A total of 3,114,529 units were issued at a price of $0.35 each. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share at an exercise price of $0.50 per share for a period of two years.

• On March 23, 2021, the Company granted options to a consultant to purchase up to 250,000 common shares. These options were issued at an exercise price of $0.36 per share and vest immediately. These options expire one year from date of grant.